As filed with the Securities and Exchange Commission on August 11, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Superior Offshore International, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1389	72-1264943
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification Number)

R. Joshua Koch, Jr. Superior Offshore International, Inc.
900 S. College Road, Suite 301 Lafayette, Louisiana 70503 (337) 233-5933	900 S. College Road, Suite 301 Lafayette, Louisiana 70503 (337) 233-5933
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

William S. Anderson Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2770 (713) 221-1122 (Telephone) (713) 437-5370 (Facsimile)	Douglas E. McWilliams Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222 (Telephone) (713) 758-2346 (Facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee
Common Stock, par value $0.01 per share	$200,000,000	$21,400

(1)	Includes shares of common stock subject to an over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated August 11, 2006

PROSPECTUS

          Shares

Common Stock

We are selling           shares of our common stock. Prior to this offering, there has been no public market for our common stock. We will apply to list our common stock on the Nasdaq Global Market under the symbol “     ” We expect the public offering price to be between $      and $      per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional           shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2006.

Merrill Lynch & Co.	JPMorgan

The date of this prospectus is          , 2006.

[Two to three photographs of Superior Offshore divers performing diving operations and two to three photographs of Superior Offshore vessels at work offshore.]

You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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Industry Information

In this prospectus, we rely on and refer to information regarding our industry from the U.S. Minerals Management Service, or MMS, Spears & Associates, Inc., Quest Offshore Resources, Inc. and Douglas-Westwood Ltd. These organizations are not affiliated with us, and the MMS is not aware of and has not consented to being named in this prospectus. We believe this information is reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own evaluation of market conditions.

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the U.S. Securities and Exchange Commission, or SEC, as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In this prospectus, we disclose EBITDA, a non-GAAP financial measure. EBITDA is calculated as net income (loss) before interest expense, provision for income taxes and depreciation and amortization. EBITDA is not a substitute for the GAAP measures of net income (loss) or cash flow.

Limitation on Foreign Ownership of our Common Stock

In order to preserve our ability to enjoy the benefits of U.S. domestic trade for certain of our vessels, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, the Shipping Act of 1916 and other federal laws that restrict domestic trade. In order to maintain U.S. citizenship for these purposes, our certificate of incorporation contains provisions that limit foreign ownership of our common stock. Applying the statutory requirements applicable today, our certificate of incorporation provides that no more than 20% of our outstanding common stock may be owned by non-U.S. citizens and establishes mechanisms to maintain compliance with these requirements. Our certificate of incorporation provides that any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer such common stock. For additional information, please read “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.”

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read carefully this entire prospectus, especially the section entitled “Risk Factors” and the financial statements and the related notes included herein, before making a decision about whether to invest in our common stock. Unless the context requires otherwise or we specifically indicate otherwise, the terms “Superior,” “our company,” “we,” “our,” “ours” and “us” refer to Superior Offshore International, Inc., a newly formed Delaware corporation, after giving effect to the reorganization transactions described under the caption “Our History” below. We refer to those transactions as the “Reorganization.” Unless we specifically indicate otherwise, the information in this prospectus gives effect to the Reorganization. We include a glossary of the terms used in this prospectus beginning on page 77.

Our Business

We are a leading provider of subsea construction and commercial diving services to the crude oil and natural gas exploration and production and gathering and transmission industries on the outer continental shelf of the Gulf of Mexico. Our subsea construction services include installation, upgrading and decommissioning of pipelines and production infrastructure, and our commercial diving services include recurring inspection, maintenance and repair services. The versatility of our specialized fleet in combination with our experienced, highly trained diving personnel enables us to provide a comprehensive range of services to our customers at every stage of a crude oil or natural gas well’s life cycle. We perform our services in both surface and saturation diving modes in water depths of up to 1,000 feet. We also operate a fabrication business that supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis.

Our track record has allowed us to develop a strong and loyal customer base and to capitalize on the increasing demand for subsea construction and commercial diving services in our core market. The demand for our services has been driven by strong exploration and production capital spending levels, which are the result of favorable conditions in the crude oil and natural gas markets, and a substantial increase in construction, repair and salvage work following hurricanes in the Gulf of Mexico in 2004 and 2005. According to Spears & Associates, Inc., annual U.S. offshore drilling and completion spending has increased from $8.5 billion in 2000 to $14.2 billion in 2005, representing a compound annual growth rate of 10.8%, and is expected to grow at a compound annual growth rate of 13.8% from 2005 through 2008, reaching $20.9 billion in 2008. Our customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the Gulf of Mexico.

We believe that we have one of the largest workforces of diving personnel dedicated to subsea construction and commercial diving activities in the U.S. Gulf of Mexico, with approximately 400 diving and marine personnel, including approximately 150 contract personnel, as of August 1, 2006. Our divers provide surface and saturation diving services from our specialized vessels, and may also be contracted to provide diving services and technical expertise to our customers’ vessels.

Our fleet currently consists of two dynamically positioned, or DP, vessels and five four-point vessels. DP and four-point vessels allow for the provision of a wider range of services than vessels with lesser technical capabilities, including subsea construction and repair work. In addition, these vessels can provide services in areas not located near existing infrastructure. DP vessels also allow for operations where mooring or anchoring is not feasible due to water depth, harsh conditions or congestion on the sea floor. All of our vessels are specifically equipped to provide a comprehensive range of services efficiently and reliably to our customers, resulting in higher dayrates, utilization rates and revenues per vessel. For example, all of our DP vessels are equipped with moon pool deployment capabilities, and following scheduled upgrades to the Superior Endeavour, will be equipped with hyperbaric rescue chambers and multi-chamber saturation diving systems that allow divers to work simultaneously at different depths in up to 1,000 feet of water. We also provide saturation diving services and technical resources on a contract basis to the Toisa Proteus, a DP vessel owned and operated by a third party. In addition, we own and operate one portable saturation diving system and are currently building two additional portable systems, which may be utilized on our own vessels and on third-party vessels along with our diving personnel.

Our fabrication business supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis. In addition to supporting our core business, we design and manufacture crude oil and natural gas processing equipment, structural components and process piping for sale to our customers. We also offer work crews that provide topside offshore services, including platform restoration, riser installation, equipment hookup, structural repair and installation and platform maintenance. Our primary fabrication facility consists of 82,000 square feet of work space located on approximately 7.5 acres in Amelia, Louisiana, and employs approximately 100 personnel.

We have grown our business by expanding our fleet to capitalize on strong market conditions in our core market and intend to expand our operations into the deepwater Gulf of Mexico as well as select international markets. We placed three vessels in service in the first half of 2006 and expect to place two additional vessels in service by the end of 2006 following upgrades and refurbishments. In addition, we have agreed to purchase a newbuild work class remotely operated vehicle, or ROV, and to lease a second newbuild work class ROV under an agreement that grants to us an option to buy that ROV. These ROVs will be used in place of diving personnel to provide services in water depths up to 10,000 feet. We expect to place these ROVs in service in the first quarter of 2007. We have also scheduled upgrades to the Superior Endeavour, including the installation of a 70-ton heave-compensated crane and other equipment, that will allow the vessel to provide deepwater subsea construction support. These ROVs and the upgrades to the Superior Endeavour will enable us to provide services in water depths up to 10,000 feet, operate in a broader range of regions and expand the breadth of services we offer.

We have experienced significant revenue growth over the last two years. This growth has resulted primarily from expanding our capacity by acquiring vessels, chartering vessels on both a short- and long-term basis and hiring diving and marine personnel during a period of increasing demand for subsea construction and commercial diving services. During the same period, by virtue of our vessel acquisitions and charters, we have broadened the scope of the services we provide to include higher-margin subsea construction services. In the quarter ended March 31, 2006, we had revenues of $49.4 million and net income of $11.9 million compared with revenues of $8.5 million and net income of $0.5 million in the quarter ended March 31, 2005. In the fiscal year ended December 31, 2005, we had revenues of $82.4 million and net income of $14.0 million compared with revenues of $23.8 million and net income of $1.7 million in the fiscal year ended December 31, 2004.

Our Fleet

The following table contains information regarding the vessels in our fleet as of June 30, 2006:

			Year		Date
			Purchased		Placed
			or		in		Clear Deck		Moon Pool		Crane
		Own/	Chartered		Service by	Length	Space	Accom-	Launch/		Capacity
	Flag	Charter	by Superior		Superior	(feet)(1)	(sq. feet)	modations	SAT Diving		(tons)

DP Vessels:
Superior Endeavour	Vanuatu	Own	2004	(2)	10/2004	265	8,600	61	Yes	(3)	45	(3)
Gulmar Falcon	Panama	Charter(4)	2006		4/2006	220	9,235	73	Yes	(5)	30
Four-Point Vessels:
Gulf Diver III	U.S.	Own	2003		9/2003	165	1,034	36	No		10
Gulf Diver IV (6)	U.S.	Own	2005		—	168	2,880	43	No		15
Gulf Diver V (7)	U.S.	Own	2005		3/2006	180	3,330	23	No		15
Gulf Diver VI (8)	U.S.	Own	2006		—	166	2,890	38	No		15
Odyssea Voyager	Vanuatu	Charter(9)	2006		2/2006	195	2,500	46	No		35

(1)	We measure the length of each vessel from the tip of the bow to the farthest point on the stern. Other companies or regulatory bodies may measure vessel length differently than we do.

(2)	We chartered this vessel beginning in October 2004 and purchased this vessel in April 2005.

(3)	We expect to place this vessel in the shipyard in the first quarter of 2007 for scheduled upgrades that are expected to take approximately three months to complete. Following these upgrades, the Superior Endeavour will be equipped with a 70-ton heave-compensated crane, a 12-man saturation diving system and a hyperbaric rescue chamber.

(4)	This charter expires in March 2008, subject to options to extend the charter for up to two additional six-month periods.

(5)	This vessel is equipped with a hyperbaric rescue chamber.

(6)	This vessel has been in the shipyard for upgrade and refurbishment since we acquired it in December 2005. We expect to place this vessel in service in the fourth quarter of 2006.

(7)	This vessel is scheduled to be upgraded to a four-point vessel during the third quarter of 2006.

(8)	This vessel has been in the shipyard for upgrade and refurbishment since we acquired it in January 2006. We expect to place this vessel in service in the third quarter of 2006.

(9)	This charter expires in February 2007.

In addition to the vessels that we own or charter on a long-term basis, during periods of significant demand we charter vessels on a short-term basis under contracts of less than six months. We also provide diving personnel and technical expertise to vessels owned and operated by third parties. We are currently providing diving personnel and technical expertise to the Toisa Proteus, a 432-foot DP II vessel owned and operated by a third party, pursuant to an agreement that expires in the third quarter of 2007. This agreement is subject to termination by our customer on 30 days notice. The Toisa Proteus is outfitted with a 441-ton crane and moon pool deployment capability, has clear deck space of 20,451 square feet and includes a 12-man saturation diving system rated for water depths of up to 1,000 feet.

Industry Trends

Current business conditions are strong, and we believe the outlook for our business remains favorable based on the following industry trends:

•	Increased offshore capital spending by crude oil and natural gas producers. Increased worldwide demand for energy and resulting high commodity prices have enabled crude oil and natural gas producers to increase significantly their spending on drilling and completions.

According to Spears & Associates, Inc., annual U.S. offshore drilling and completion spending has increased from $8.5 billion in 2000 to $14.2 billion in 2005, representing a compound annual growth rate of 10.8%, and is expected to grow at a compound annual growth rate of 13.8% from 2005 through 2008, reaching $20.9 billion in 2008. The amount of drilling and completion spending in offshore regions generally has served as a leading indicator of demand for subsea construction and commercial diving services.

•	Significant demand for infrastructure repair projects in the U.S. Gulf of Mexico. Currently, demand for our services in the U.S. Gulf of Mexico is at a high level as a result of the damage to subsea pipelines and production platforms caused by Hurricane Ivan in 2004 and Hurricanes Katrina and Rita in 2005. In May 2006, the U.S. Minerals Management Service, or MMS, reported that over 450 pipelines were damaged and 113 platforms destroyed by Hurricanes Katrina and Rita. Hurricane-related repair projects include platform and pipeline assessments, repairs, salvage, tie backs of existing wells, well remediation and plugging and abandonment services. Due to the shortage of available diving personnel and equipment capable of performing these services, we anticipate that hurricane-related repair projects will continue for the next several years.

•	Aging production infrastructure in the U.S. Gulf of Mexico. According to the MMS, there are nearly 4,000 crude oil and natural gas production platforms in the U.S. Gulf of Mexico, of which approximately 60% are more than 15 years old. Virtually all of the older platforms in the U.S. Gulf of Mexico lie in water depths of 1,000 feet or less. These structures generally are subject to extensive periodic inspections and require frequent maintenance as mandated by various regulatory agencies. In addition to routine maintenance, the MMS requires detailed inspections of each production platform at least once every five years. As the age of the offshore infrastructure in the U.S. Gulf of Mexico increases, we anticipate that demand for inspection and repair services and platform and pipeline decommissioning projects will continue to increase.

•	Increasing subsea development work. In recent years, innovations in subsea completion and development technologies have made smaller offshore discoveries economically viable. Historically, the significant investment in production facilities and infrastructure required to develop and produce offshore reserves could be justified only for larger discoveries. Technological advancements in the industry have enabled crude oil and natural gas producers to develop smaller discoveries more economically using subsea completions with tie backs to existing infrastructure. According to Quest Offshore Resources, Inc., North American subsea production capital spending has increased from $191.6 million in 2000 to $395.9 million in 2005, representing a compound annual growth rate of 15.6%, and is expected to grow at a compound annual growth rate of 43.4% from 2005 through 2008, reaching $1.2 billion in 2008. We also expect subsea development to become more prevalent on the outer continental shelf of the Gulf of Mexico as producers elect to replace structures toppled by recent hurricanes with subsea production systems.

•	Increasing deepwater activity. Crude oil and natural gas producers are increasingly focusing their efforts on more remote deepwater areas where geological formations have historically been less explored. Driven by technological innovations and an improved commodity price environment, deepwater activity has increased significantly in recent years. According to Douglas-Westwood Ltd., global spending in water depths greater than 500 meters has increased from $8.6 billion in 2002 to $14.7 billion in 2005, representing a compound annual growth rate of 19.6%, and is projected to grow by a compound annual growth rate of 9.2% from 2005 through 2010, reaching $22.8 billion in 2010.

•	Rising international offshore activity. Many crude oil and natural gas producers have significant operations in international offshore regions with large untapped reserves, such as Southeast Asia, West Africa and the Middle East. In many international markets, significant production infrastructure work is required to develop new crude oil and natural gas discoveries. According to Spears & Associates, Inc., international offshore drilling and completion spending accounts for 70% of worldwide offshore drilling and completion spending and has increased from $20.9 billion in 2000 to $29.9 billion in 2005, representing a compound annual growth rate of 7.4%, and is expected to increase by a compound annual growth rate of 13.1% between 2005 and 2008, reaching $43.2 billion in 2008.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

•	Large, highly trained and experienced diving workforce. We believe that we have one of the largest, most highly trained and experienced workforces of diving personnel dedicated to subsea construction and commercial diving activities in the U.S. Gulf of Mexico. Our specialized fleet of vessels, our dedication to safety, our employee-friendly culture and our ability to provide opportunities for advancement within our organization enable us to attract and retain high-quality diving personnel. We expect that attracting and retaining experienced diving personnel will continue to play an important role in our business, as the availability of experienced divers is a significant factor currently limiting competition in the U.S. Gulf of Mexico.

•	Highly specialized fleet. Our fleet of vessels is equipped specifically to perform a broad array of subsea construction and commercial diving services. We refurbish and upgrade each vessel that we acquire, and to the extent possible, augment each newly acquired vessel with technically advanced diving equipment to improve overall functionality. These upgrades, coupled with our ongoing maintenance program, enable us to provide a comprehensive range of services efficiently and reliably to our customers, resulting in higher dayrates, utilization rates and revenues per vessel.

•	Strong, long-standing customer relationships. Our customer base includes a broad range of integrated energy, independent exploration and production and gathering and transmission companies, including most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the Gulf of Mexico. Our ability to consistently provide high-quality, safe and reliable services has allowed us to develop a strong and loyal customer base. As our customers typically operate both on the outer continental shelf and in the deepwater of the U.S. Gulf of Mexico, we believe these relationships and our track record with these customers will benefit us as we pursue opportunities in the deepwater.

•	Experienced management team aligned with stockholders. Our senior management team, project managers and sales personnel have extensive experience in the subsea construction and commercial diving businesses in the U.S. Gulf of Mexico. Louis E. Schaefer, Jr., our founder and Chairman of the Board, has over 40 years of experience in the commercial diving industry, and James J. Mermis, our Chief Executive Officer, has over 30 years of experience in the offshore energy services industry. This experience has enabled us to build long-standing relationships with many of our customers and helps us attract and retain high-quality diving personnel. Our management also has a proven track record of growing our business through the acquisition of vessels and the expansion of our services. As a result of management’s beneficial ownership of nearly % of our common stock following this offering (or % if the underwriters exercise the overallotment option in full), we believe that our management’s interests will be aligned with those of our stockholders.

Our Strategies

Our goal is to enhance our strong market position on the outer continental shelf of the Gulf of Mexico and to pursue deepwater and international growth opportunities. We intend to employ the following strategies to achieve our goal:

•	Capitalize on strong market conditions in the U.S. Gulf of Mexico. We intend to continue capitalizing on the strong demand for our services related to increased crude oil and natural gas exploration and production activity and hurricane-related damage to pipelines and platforms in the U.S. Gulf of Mexico. Hurricane-related repair projects are expected to provide significant work for the subsea construction and commercial diving industry for the next several years.

•	Expand breadth of services in core market. We have placed three vessels in service in the first half of 2006 and expect to place two additional vessels in service by the end of 2006 following upgrades and refurbishments. Our planned additions of two ROVs and a 70-ton heave-compensated crane to the Superior Endeavour will enable us to further expand our services beginning in the first quarter of 2007. We expect to continue to identify and pursue charter, newbuild and acquisition opportunities that expand the services we offer on the outer continental shelf of the Gulf of Mexico.

•	Expand our deepwater capabilities. As demand for subsea construction services in the deepwater U.S. Gulf of Mexico continues to increase, we intend to expand our deepwater service capabilities in order to capitalize on business opportunities in this market. We believe we are well-positioned to pursue subsea construction projects in the deepwater U.S. Gulf of Mexico market beginning in 2007 following the purchase of a new work class ROV, the lease of a second work class ROV and the refurbishment and upgrade of the Superior Endeavour.

•	Pursue international growth opportunities. We intend to selectively pursue growth opportunities, including acquisitions of complementary assets or companies that provide us a business platform in attractive international markets. We believe that developing a global presence would allow us to pursue business opportunities with the highest returns at a given time.

•	Expand fabrication capabilities. We intend to expand our fabrication capabilities in order to provide for in-house manufacturing of larger equipment and systems, enabling us to reduce our reliance on third-party suppliers and increase our ability to complete projects on a timely and cost-effective basis. These expanded capabilities also would allow us to offer more services and products to our fabrication customers.

Risks Related to Our Business and Our Strategy

You should consider carefully the matters described under “Risk Factors,” including that:

•	our business depends on offshore exploration, development and production activity in the crude oil and natural gas industry;

•	demand for our services currently is driven by the need to repair hurricane-related damage to the crude oil and natural gas industry infrastructure in the U.S. Gulf of Mexico and is not indicative of our historical business;

•	our operations are concentrated in the U.S. Gulf of Mexico, which is a highly cyclical market;

•	a decrease in activity in the U.S. Gulf of Mexico would adversely affect our business;

•	our industry is highly competitive;

•	our business will be adversely affected if we are unable to attract and retain skilled workers;

•	we rely on a limited number of customers for a significant portion of our revenues;

•	our future growth may require significant additional capital;

•	upgrade, refurbishment, repair and newbuild projects are subject to risks, including delays and cost overruns;

•	our business involves numerous operating hazards, including loss or damage from severe weather; and

•	we may not be able to grow or effectively manage our growth.

One or more of these matters could have a negative impact on our business and on our ability to implement successfully our strategy.

Our History

We were founded in 1986 by Louis E. Schaefer, Jr., our Chairman of the Board. Our business is currently conducted by Superior Offshore International, L.L.C., which is a Louisiana limited liability company. Prior to the completion of this offering, that limited liability company will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. Upon completion of the Reorganization and prior to this offering, we will have outstanding           shares of common stock,  % of which will be beneficially owned by Mr. Schaefer. Following this offering, Mr. Schaefer will beneficially own  % of the outstanding common stock (or  % if the underwriters exercise the overallotment option in full).

Our Principal Executive Offices

Our principal executive offices are located at 900 S. College Road, Suite 301, Lafayette, Louisiana 70503, and our telephone number at that address is (337) 233-5933. Our corporate website address is www.superioroffshore.com. The information contained in or accessible from our corporate website is not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after the offering	shares

Common stock held by the selling stockholders after the offering	shares ( shares if the underwriters exercise the overallotment option in full).

Overallotment option	The selling stockholders have granted the underwriters a 30-day option to purchase a maximum of additional shares of our common stock at the initial public offering price to cover overallotments.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses of the offering, will be approximately $ million. We intend to use approximately $ million of the net proceeds of this offering to repay all outstanding borrowings, including borrowings we expect to incur in order to pay a $ million special cash dividend to our existing stockholders prior to the completion of this offering. We intend to use the balance of the proceeds for capital expenditures and general corporate purposes. We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy	We do not intend to declare or pay regular dividends on our common stock in the foreseeable future.

Nasdaq Global Market symbol

Unless otherwise specifically stated or the context otherwise requires, the information in this prospectus assumes no exercise of the underwriters’ overallotment option in this offering to purchase from the selling stockholders an aggregate of           shares of our common stock, and the information in this prospectus relating to us assumes the completion of the Reorganization. See “— Our History” and “Use of Proceeds.”

Summary Financial Data

We have derived the following summary of our statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. The summary balance sheet data as of December 31, 2003 and March 31, 2005 presented below were derived from our unaudited financial statements. We have derived the following summary of our statements of operations data for the three months ended March 31, 2005 and 2006 and the balance sheet data as of March 31, 2006 from our unaudited financial data appearing elsewhere in this prospectus. Our results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results of operations that may be achieved for an entire year.

We were founded in 1986. Our business is currently conducted by Superior Offshore International, L.L.C., which is a Louisiana limited liability company. Prior to the completion of this offering, that limited liability company will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. As a result, our historical financial statements included in this prospectus do not reflect our capital structure upon completion of this offering. Accordingly, those historical financial statements are not representative of our future capital structure.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

					Three Months Ended
	Year Ended December 31,				March 31,
	2003	2004	2005		2005		2006
	(dollars in thousands, except per share data)
					(unaudited)

Statements of Operations Data:
Revenues	$10,734	$23,773		$82,373		$8,453		$49,372
Costs of revenues (excluding depreciation and amortization)	7,460	14,625		41,262		5,565		23,885

	3,274	9,148		41,111		2,888		25,487
Operating expenses:
Selling, general and administrative	2,885	3,560		13,625		1,572		5,018
Depreciation and amortization	414	711		1,498		200		731
Insurance	486	1,544		3,634		282		901
Bad debt expense	—	462		702		37		168

Total operating expenses	3,785	6,277		19,459		2,091		6,818

Income (loss) from operations	(511)	2,871		21,652		797		18,669
Interest expense, net	308	239		668		64		335

Income (loss) before income taxes	(819)	2,632		20,984		733		18,334
Provision for income taxes	(248)	905		7,008		257		6,417

Net income (loss)	$(571)	$1,727		$13,976		$476		$11,917

Net income per share (a):
Basic			$		$		$
Diluted
Weighted average shares outstanding (a):
Basic
Diluted

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006
	(dollars in thousands)
	(unaudited)			(unaudited)

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$20	$525	$3,382	$1,368	$1,304
Working capital	(3,651)	682	10,013	(1,445)	14,945
Total assets	7,172	12,716	49,184	11,983	68,856
Notes payable, net of current portion	232	2,242	6,601	2,308	8,692
Total member’s equity	314	2,041	16,012	2,517	27,929

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006
	(dollars in thousands)
				(unaudited)

Other Financial Data:
EBITDA (b)	$(97)	$3,583	$23,150	$996	$19,400
Net cash (used in) provided by:
Operating activities	52	574	11,076	2,699	7,096
Investing activities	(3,282)	(200)	(14,490)	(1,419)	(9,832)
Financing activities	3,018	131	6,271	(436)	658
Capital expenditures	3,282	200	14,490	1,419	7,821
Operating Data (unaudited):
Number of vessels (as of end of period) (c)	1	2	4	2	6
Number of vessel revenue days (d):
Owned and long-term charter	32	252	418	66	245
Short-term charter and services	200	253	866	12	421

Total vessel revenue days	232	505	1,284	78	666

Vessel utilization (e)	29%	63%	60%	36%	95%

(a)	Net income per share and weighted average shares outstanding reflect the issuance of shares of common stock for each outstanding limited liability company interest in connection with the merger of Superior Offshore International, L.L.C. with and into Superior Offshore International, Inc. as described under “— Our History.”

(b)	EBITDA consists of net income (loss) before interest expense, provision for income taxes and depreciation and amortization. See “Non-GAAP Financial Measures.” EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we utilize EBITDA in evaluating acquisition opportunities. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of net income (loss) or cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, provision for income taxes and depreciation and amortization. The following tables reconcile EBITDA with our net income (loss) and with our net cash provided by operating activities.

Reconciliation of EBITDA

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006
	(dollars in thousands)
				(unaudited)

Net income (loss)	$(571)	$1,727	$13,976	$476	$11,917
Plus: interest expense, net	308	239	668	64	335
Plus: depreciation and amortization	414	712	1,498	200	732
Plus: provision for income taxes	(248)	905	7,008	257	6,416

EBITDA	(97)	3,583	23,150	997	19,400

Less: interest expense, net	(308)	(239)	(668)	(64)	(335)
Less: provision for income taxes	248	(905)	(7,008)	(257)	(6,416)
Plus: allowance for doubtful accounts	—	462	702	37	167
Less: increase in accounts receivable	151	(5,620)	(20,261)	3,193	(11,585)
Less: increase in income tax receivable	(208)	—	208	—	—
Less: increase in inventory	(32)	(422)	(136)	—	(19)
Less: increase in prepaids & other assets	(126)	(449)	(714)	(10)	787
Plus: increase in accounts payable and accrued expenses	463	3,189	11,806	(1,644)	3,073
Plus: increase in income taxes payable	(45)	489	2,361	675	1,967
Plus: increase in other liabilities	46	64	(54)	(229)	57
Plus: increase in deferred income taxes	(40)	422	1,690	—	—

Net cash provided by operating activities	$52	$574	$11,076	$2,698	$7,096

(c)	The number of vessels as of the end of each period represents vessels owned or under long-term charter. Vessels acquired are treated as added to our fleet as of the date we purchased the vessel. Vessels under long-term charter are treated as part of our fleet during the term of the charter. We define long-term charters as charters of six months or longer. Our method of computation of number of vessels may or may not be comparable to other similarly titled measures of other companies. The number of vessels as of December 31, 2005 reflects our ownership of the Gulf Diver IV and Gulf Diver V, which were owned but not in service as of that date. The number of vessels as of March 31, 2006 reflects our ownership of the Gulf Diver IV and the Gulf Diver VI, which were owned but not in service as of that date.

(d)	The number of vessel revenue days is the total number of days the vessels generated revenue. Vessel revenue days for short-term charter and services include the number of days that our short-term charters generated revenues and the number of days that we provided diving and marine personnel and technical expertise to vessels owned and operated by third parties. Our method of computation of number of vessel revenue days may or may not be comparable to other similarly titled measures of other companies.

(e)	Average vessel utilization is calculated by dividing the total number of days our owned or long-term chartered vessels generated revenues by the total number of days the vessels were available for service in each period and does not reflect days during the period between the dates vessels were acquired and placed in service and days vessels were in drydock for scheduled upgrades, regulatory-related inspections or maintenance. Our method of computation of vessel utilization may or may not be comparable to other similarly titled measures of other companies.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below and all information contained in this prospectus before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our business depends on offshore exploration, development and production activity in the crude oil and natural gas industry, which is significantly affected by volatile crude oil and natural gas prices.

Our business is substantially dependent on the level of activity in the crude oil and natural gas industry primarily in the U.S. Gulf of Mexico, and, in particular, the willingness of crude oil and natural gas companies to make capital expenditures for offshore exploration, drilling and production operations. Crude oil and natural gas prices and market expectations can be extremely volatile, and therefore the level of exploration, drilling and production activities can be extremely volatile. The level of capital expenditures generally depends on the prevailing view of future crude oil and natural gas prices, which are influenced by numerous factors affecting the supply and demand for crude oil and natural gas, including the following:

•	the demand for crude oil and natural gas in the United States and elsewhere;

•	the cost of exploring for, producing and delivering crude oil and natural gas;

•	economic conditions in the United States and elsewhere;

•	expectations regarding future prices;

•	the availability and discovery rate of new crude oil and natural gas reserves in offshore areas;

•	advances in exploration, development and production technology;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain crude oil production levels and pricing;

•	the level of production in non-OPEC countries;

•	weather conditions;

•	environmental or other governmental regulations;

•	the policies of various governments regarding exploration and development of their crude oil and natural gas reserves; and

•	the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East and other crude oil and natural gas producing regions or further acts of terrorism in the United States, or elsewhere.

Crude oil and natural gas prices have increased significantly since 2003 based primarily on worldwide demand and, to a lesser extent, on the devaluation of the United States dollar. There is historical support that current prices are not sustainable over the long term. Based on recent history of our industry, fluctuations during the past several years in the demand and supply of crude oil and natural gas have contributed to, and are likely to continue to contribute to, price volatility. Any actual or anticipated reduction in crude oil and natural gas prices would depress the level of exploration, drilling and production activity. This would, in turn, result in a corresponding decline in the demand for our subsea construction and commercial diving services, which would adversely affect our business, financial condition and results of operations.

Demand for our services currently is driven primarily by the need to repair hurricane-related damage to the crude oil and natural gas industry infrastructure in the U.S. Gulf of Mexico and is not indicative of our historical business.

The extensive damage to offshore crude oil and natural gas pipelines and production platforms in the U.S. Gulf of Mexico caused by Hurricane Ivan in 2004 and Hurricanes Katrina and Rita in 2005 has stimulated significantly demand for commercial diving and subsea repair services. Although current activity levels are expected to remain high for the near term, the activity levels may decrease as hurricane-related repair and construction work is completed. We expect that our industry ultimately will return to the more cyclical nature that it historically has demonstrated. A sustained period of low drilling and completion activity or the return of lower crude oil and natural gas prices likely would have a material adverse effect on our business, financial condition and results of operations.

Our operations are concentrated in the U.S. Gulf of Mexico, which is a highly cyclical market. Due to the short-term nature of our contracts, adverse changes in market conditions can have an immediate effect on our business.

We currently conduct all of our offshore operations on the outer continental shelf of the U.S. Gulf of Mexico. The subsea construction and commercial diving industry in this market is highly cyclical. Crude oil and natural gas companies typically have responded quickly to changes in commodity prices by reducing capital spending on exploration, development and production activities in the U.S. Gulf of Mexico. Due to the short-term nature of most of our contracts, changes in market conditions can have an immediate effect on our business. As a result, periods of high demand and high vessel utilization and dayrates are often followed by periods of low demand and low vessel utilization and dayrates. Periods of low demand significantly intensify the competition in our business, which exacerbates the reduction in contract rates and often results in vessels and diving personnel being idle. We may be required to idle vessels or diving personnel or reduce dayrates in response to market conditions in the future. A reduction in vessel utilization or dayrates could have a material adverse effect on our financial condition and results of operations. As a result of the cyclicality of our industry, we expect our results of operations to be volatile.

A decrease in activity in the U.S. Gulf of Mexico would adversely affect our business.

The outer continental shelf of the Gulf of Mexico is a mature crude oil and natural gas production region that has experienced substantial exploration, development and production activity for many years. Because a large number of crude oil and natural gas prospects in this region have already been drilled, additional prospects of sufficient size and quality could be difficult to identify. Moreover, crude oil and natural gas exploration and production companies may be unable to obtain financing necessary to drill prospects in this region. The decrease in the size of crude oil and natural gas prospects, the decrease in production or the failure to obtain financing may result in reduced exploration, development and production activity in the Gulf of Mexico which would, in turn, reduce the demand for our services and could have a material adverse effect on our business.

Our business historically declines in winter, and bad weather in the U.S. Gulf of Mexico can adversely affect our operations.

Our operations historically have been affected by the seasonal differences in weather patterns in the U.S. Gulf of Mexico, as well as daylight hours. Because most of our construction activities take place outdoors, the number of direct labor hours worked generally declines in the winter months due to an increase in rainy and cold conditions and a decrease in daylight hours. The seasonality of crude oil and natural gas industry activity as a whole in the U.S. Gulf of Mexico also affects our operations. Our customers often schedule the completion of their projects during the summer months in order to take advantage of the milder weather during such months for the inspection and repair of their infrastructure. The rainy weather, tropical storms, hurricanes and other storms prevalent in the U.S. Gulf of Mexico throughout the year, such as Hurricanes Katrina and Rita in 2005, also may adversely affect our operations. Accordingly, our operating results may vary from quarter to quarter, depending on factors outside of our control. As a result, full year results are unlikely to be a direct multiple of any particular quarter or combination of quarters.

Our industry is highly competitive. Our inability to compete successfully may reduce our profitability.

Offshore diving and construction companies compete intensely for projects. Contracts for our services typically are awarded on a competitive bid basis. In periods of high demand, such as we are currently experiencing, vessel and diver availability is a primary factor in determining who is awarded the job, with price being a secondary factor. In periods of lower demand, price generally is the primary factor in awarding jobs. Customers also consider reputation, experience, and safety record of the contender in awarding jobs. This competition has become more intense in recent years as mergers among crude oil and natural gas companies have reduced the number of available customers. Certain competitors may be willing to accept risks or work for little or no margin on projects to gain experience or market share, to cover fixed costs of their fleets or to avoid the expense of temporarily idling vessels, resulting in reduced prices. During industry down cycles in particular, we may have to accept lower rates for our services and vessels and increased contractual liabilities. Some of our competitors are larger than we are and have greater financial and other resources than we have and may be better positioned to attract experienced personnel and make technological improvements to existing equipment or replace equipment that becomes obsolete. We believe that the competition for contracts will continue to be intense in the foreseeable future, and we may not be able to maintain our competitive position. The impairment of our ability to compete successfully may reduce our profitability and weaken our financial condition.

Competition in the U.S. Gulf of Mexico could increase if vessels and diving personnel are relocated to the region in response to sustained high demand for subsea construction and commercial diving services.

In response to strong demand for subsea construction and commercial diving services in the U.S. Gulf of Mexico, existing diving companies have added new equipment to their operations and new diving companies have begun operating in the U.S. Gulf of Mexico. As large international companies relocate diving vessels and diving personnel to the U.S. Gulf of Mexico, or add to their fleets through newbuilds or other acquisitions, levels of competition may further increase, which could result in reduced dayrates and lower vessel utilization.

If we are unable to attract and retain skilled workers, our business will be adversely affected.

Our operations depend substantially upon our ability to retain and attract project managers, project engineers, and skilled construction workers such as divers, welders, pipefitters, and equipment operators. Our ability to expand our operations is impacted significantly by our ability to increase our labor force. The demand for skilled workers in our industry is currently high, and the supply is limited. Although competition for skilled and other labor has not materially affected us to date, shortages of qualified personnel could adversely affect our business in the future. As a result of the cyclical nature of the crude oil and natural gas industry as well as the physically demanding nature of the work, skilled workers may choose to pursue employment in other fields. Recently, our industry has experienced significant increases in wages paid and benefits offered to diving personnel. Additional increases in the wages paid or benefits offered by competing employers could result in a reduction in our skilled labor force, increases in our employee costs, or both. The occurrence of either of these events could have a material adverse effect on our business and results of operations.

We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could have a material adverse effect on our business and results of operations.

Our customers consist primarily of major integrated energy companies and independent crude oil and natural gas exploration and production and gathering and transmission companies. The portion of our revenues attributable to any single customer changes over time, depending on the level of relevant activity by the customer, our ability to meet the customer’s needs and other factors, many of which are beyond our control.

Four customers collectively accounted for approximately 46% of our revenues in 2005 and three customers accounted for approximately 60% of our revenues in the first quarter of 2006. If we were to lose any of these customers or if any of these customers significantly reduced its use of our services, our business and results of operations could be materially adversely affected.

Most of our contracts are subject to cancellation by our customers without penalty with little or no notice.

Most of our contracts are terminable by our customers without penalty and with relatively little or no notice. A customer may decide to terminate a contract because it no longer needs our services or may be able to obtain comparable services at a lower dayrate. In addition, customers may seek to renegotiate the terms of their existing contracts during depressed market conditions. Although conditions in the subsea construction and commercial diving services industry are currently favorable, if the market becomes depressed customers are more likely to exercise their termination rights. The cancellation or renegotiation of a number of our contracts could have a material adverse effect on our results of operations.

We may not complete our fixed-price contracts within our original estimates of costs, which could adversely affect our results.

Although we are not currently working pursuant to any fixed-price contracts, from time to time, particularly in periods of lower activity, we may enter into contracts defining the services that we will provide for an agreed-upon fixed price and certain cost protections. Additional work, which is subject to customer approval, is billed separately. The revenues, cost and gross profit we realize on a fixed-price contract can vary significantly from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates, or third-party costs. In addition, we sometimes bear the risk of delays caused by adverse weather conditions. We may experience reduced profitability or even losses on some projects because of cost overruns resulting from these or other variations and risks inherent in our industry.

Our future growth may require significant additional capital.

Our business growth strategy requires substantial capital for vessel upgrades and acquisitions of vessels and ROVs. We currently intend to spend approximately $40.0 million in 2006 for capital expenditures related to refurbishing and upgrading our vessels and other items. We may require additional capital in the event of significant departures from our current business plan or unanticipated expenses. Sources of funding for our future capital requirements may include any or all of the following:

•	funds generated from our operations;

•	public offerings or private placements of equity and debt securities;

•	commercial bank loans;

•	capital leases; and

•	sales of assets.

Additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the documentation governing our debt instruments. Failure to obtain appropriate financing, should the need for it develop, could impair our ability to fund our capital expenditure requirements and meet our debt service requirements and could have a material adverse effect on our business and financial condition.

Upgrade, refurbishment, repair and newbuild projects are subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.

We make upgrade, refurbishment and repair expenditures for our fleet from time to time, including when we acquire vessels or when repairs or upgrades are required by law, in response to an inspection by a governmental authority or when a vessel is damaged. Currently, we are refurbishing and upgrading the Gulf Diver IV and Gulf Diver VI, and upgrades to the Gulf Diver V and the Superior Endeavour are scheduled for the third quarter of 2006 and for early 2007, respectively. Vessels in drydock do not earn income, and therefore our revenues will be adversely affected during these refurbishments and upgrades. In addition, we expect to enter into contracts for the construction of newbuild vessels from time to time. Upgrade, refurbishment, repair and newbuild projects are subject to the risks of delay or cost overruns inherent in any large construction project, including costs or delays resulting from the following events:

•	unexpectedly long delivery times for key equipment and materials;

•	shortages of skilled labor and other shipyard personnel necessary to perform the work;

•	unforeseen increases in the cost of equipment, labor and raw materials, particularly steel;

•	unforeseen engineering problems;

•	unanticipated actual or purported change orders;

•	work stoppages;

•	financial or other difficulties at shipyards;

•	adverse weather conditions; and

•	inability to obtain required permits or approvals.

Significant cost overruns or delays could have a material adverse effect on our financial condition and results of operations. Additionally, capital expenditures for vessel upgrade and refurbishment projects and newbuild construction projects could exceed our planned capital expenditures. Moreover, we could experience a significant loss of revenues due to any unscheduled maintenance or repairs resulting from equipment breakdown or other incidents. We may not proceed with upgrade, refurbishment or newbuild projects as planned.

We have no experience in operating in water depths in excess of 1,000 feet, and we may be unsuccessful in expanding our services into the deepwater U.S. Gulf of Mexico.

One element of our business strategy is to expand our capabilities to provide services in the deepwater U.S. Gulf of Mexico. However, we have virtually no experience in operating in water depths in excess of 1,000 feet. Deepwater operations present additional risks to those that face subsea construction and commercial diving companies operating on the outer continental shelf, such as turbulent seas, extreme underwater conditions and irretrievable loss of equipment.

We also have no experience as an operator of ROVs, which are essential vehicles for operating in the deepwater. We will need to hire additional personnel with experience operating in the deepwater U.S. Gulf of Mexico in order to effectively execute our strategy; however, we may not be successful in hiring such personnel.

We may not be able to attract customers for our deepwater construction business and our ROV business due to our lack of experience, which could have a material adverse effect on our financial condition and results of operations.

Our purchase of existing vessels carries risks associated with the quality of those vessels.

Our fleet upgrade and expansion strategy includes the acquisition of existing vessels as well as newly built vessels. Unlike newbuilds, existing vessels typically do not carry warranties with respect to their condition. Although we generally inspect any existing vessel prior to purchase, such an inspection normally would not provide us with as much knowledge of its condition as we would possess if the vessel had been built for us and operated by us during its life. Repair and maintenance costs for existing vessels are difficult to predict and may be more substantial than for vessels we have operated since they were built. These costs could decrease our profits and reduce our liquidity.

Our business involves numerous operating hazards, and our insurance may not be adequate to cover our losses.

Our business involves a high degree of operational risks. Hazards and risks that are inherent in marine operations include capsizing, grounding, colliding, and sustaining damage from severe weather conditions. In addition, our subsea construction and repair work can disrupt existing pipelines, platforms and other offshore structures. Any of these incidents could cause damage to, or destruction of, vessels, property or equipment, personal injury or loss of life, suspension of production operations, or environmental damage. The failure of offshore pipelines or structural components during or after our installation could also result in similar injuries or damages. Any of these events could result in interruption of our business or significant liability. We also may be subject to personal injury and other claims of vessel personnel as a result of our subsea construction and commercial diving operations.

Although we maintain insurance protection against some of these risks, and seek to obtain indemnity agreements from our customers requiring them to hold us harmless from some of these risks, our insurance and contractual indemnity protection may not be sufficient or effective to protect us under all circumstances or against all hazards to our vessels. A successful claim for which we are not fully insured could have a material adverse effect on our business, financial condition or results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts and limitations for wind storm damage; meanwhile, builders risk insurance is no longer available to our industry. We may not be able to replace a damaged or destroyed vessel with the insurance proceeds, if any, we actually receive following such an event. The occurrence of a significant event not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations to us could have a material adverse effect on our financial condition and results of operations.

We may not be able to grow or effectively manage our growth.

A principal focus of our strategy is to continue to grow by expanding our business in the U.S. Gulf of Mexico and to expand into other geographic markets, including international markets. Our future growth will depend on a number of factors, some of which we can control and some of which we cannot. These factors include our ability to:

•	identify businesses engaged in managing, operating or owning vessels for acquisitions or joint ventures;

•	identify and acquire additional vessels for our fleet, including newbuild vessels;

•	consummate acquisitions or joint ventures;

•	integrate any acquired businesses or vessels successfully with our existing operations;

•	hire, train and retain qualified personnel to manage and operate our growing business and fleet and to perform subsea construction and commercial diving services;

•	identify and enter new markets outside the U.S. Gulf of Mexico;

•	improve our operating and financial systems and controls; and

•	obtain required financing for our existing and new operations.

A deficiency in any of these factors would adversely affect our ability to achieve anticipated levels of cash flows or realize other anticipated benefits. In addition, competition from other buyers could reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay.

We depend on key personnel for the success of our business.

We depend on the services of our senior management team and key employees. The loss of the services of any member of our senior management or other key employee could have a material adverse effect on our business, financial condition and results of operations. We may not be able to locate or employ on acceptable terms qualified replacements for senior management or key employees if their services were no longer available.

Governmental laws and regulations may add to our costs or limit our operations.

Our operations are affected in varying degrees by governmental laws and regulations. The industry in which we operate is dependent on demand for services from the crude oil and natural gas industry and, accordingly, is affected by changing tax and other laws relating to the energy business generally. We are also subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs and Border Protection Service and the U.S. Department of Homeland Security, as well as private industry organizations such as the American Bureau of Shipping and Det Norske Veritas. We are also a member of the Association of Diving Contractors International and have agreed to maintain certain standards as set forth by that organization. We may be required to make significant capital expenditures to comply with laws and the applicable regulations and standards of those authorities and organizations. Moreover, the cost of compliance could be higher than anticipated.

In addition, as our vessels age, the costs of drydocking the vessels in order to comply with government laws and regulations and to maintain their class certifications are expected to increase, which could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to federal, state and local laws and regulations that require us to obtain and maintain specified permits or other governmental approvals, control the discharge of materials into the environment, require the removal and cleanup of materials that may harm the environment or otherwise relate to the protection of the environment. These laws and regulations have become more stringent in recent years, and in some cases may impose joint and several strict liability, rendering us liable for environmental damages or conditions without regard to our negligence or fault or for acts that were in compliance with all applicable laws at the time they were performed. In addition, private parties, including crude oil and natural gas drilling contractors and exploration and production and gathering and transmission companies that use our products and services, as well as facilities where our wastes are taken for disposal, may have the right to pursue legal actions to enforce compliance and to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. Any failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, the imposition of remedial liabilities and the issuance of injunctions limiting or preventing some or all of our operations. The application of these requirements, the modification of existing laws or regulations or the adoption of new requirements, both in U.S. waters and internationally, could have a material adverse effect on our financial condition and results of operations.

Adoption of environmental laws or regulations that have the effect of curtailing exploration for and production of crude oil and natural gas in our areas of operation could adversely affect our operations by reducing demand for our services. In addition, new laws or regulations, or changes to existing laws or regulations may increase our costs or otherwise adversely affect our operations.

Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

We are subject to the Jones Act and other federal laws that restrict maritime transportation between points in the United States, which include drilling rigs and other structures attached to the outer continental shelf, to vessels built and registered in the United States and owned and manned by U.S. citizens. If we do not comply with these restrictions, we would be prohibited from operating our vessels in U.S. coastwise trade, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our vessels, fines or forfeiture of the vessels. For information about the Jones Act and other maritime laws, please read “Business — Regulation.” For information about provisions in our certificate of incorporation and bylaws relating to these laws, please read “Description of Capital Stock — Certificate of Incorporation and Bylaws — Foreign Ownership.”

During the past several years, interest groups have lobbied Congress to repeal the Jones Act to facilitate foreign flag competition for trades and cargoes currently reserved for U.S.-flagged vessels under the Jones Act and cargo preference laws. We believe that continued efforts will be made to modify or repeal the Jones Act and cargo preference laws currently benefiting U.S.-flagged vessels. If these efforts are successful, it could result in increased competition, which could reduce our revenues.

We will be subject to additional political, economic, and other uncertainties as we expand our international operations.

An element of our business strategy is to expand into international crude oil and natural gas producing areas. However, our management has very limited experience in operating in international locations. Our international operations will be subject to a number of risks inherent in any business operating in foreign countries, including:

•	political, social and economic instability;

•	potential seizure or nationalization of assets;

•	increased operating costs;

•	increases in taxes and governmental royalties;

•	modification or renegotiation of contracts;

•	changes in laws and policies governing operations of foreign-based companies;

•	import-export quotas;

•	restrictions on currency repatriations;

•	currency fluctuations and devaluations; and

•	other forms of government regulation and economic conditions that are beyond our control.

In addition, laws and policies of the United States affecting foreign trade and taxation also may adversely affect our international operations.

As our international operations expand, the exposure to these risks will increase. Our financial condition and results of operations could be susceptible to adverse events beyond our control that may occur in the particular country or region in which we are active.

A possible terrorist attack or armed conflict could harm our business

Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States may adversely affect the United States and global economies and could prevent us from meeting our debt service, financial and other contractual obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for marine construction services. Crude oil and natural gas related facilities and assets, including our marine equipment, could be direct targets for terrorist attacks, and our operations could be adversely affected if infrastructure integral to our customers’ operations is damaged or destroyed. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Our principal stockholder will be able to control our company.

Following the offering, Louis E. Schaefer, Jr., our Chairman of the Board, will beneficially own approximately  % of our outstanding common stock (or  % if the underwriters exercise the overallotment option in full). As a result, Mr. Schaefer will be able to control the outcome of matters requiring a stockholder vote, including the election of directors. This may have the effect of delaying, deferring, or preventing a change in control of our company.

We are a “controlled company” within the meaning of the listing requirements for the Nasdaq Global Market and, as a result, will qualify for, and may elect to rely on, exemptions from certain corporate governance requirements.

Because Louis E. Schaefer, Jr., our Chairman of the Board, will control a majority of our common stock after the offering, we will be a “controlled company” within the meaning of the Nasdaq Global Market’s corporate governance standards. Accordingly, we may elect not to comply with certain corporate governance requirements, including that (1) a majority of our board of directors consist of independent directors, (2) nominations for our board of directors, or recommendations to our board for such nominations, be made by our independent directors or a nominating committee that consists entirely of independent directors and (3) compensation of our executive officers be determined, or recommended to the board for determination, by our independent directors or by a compensation committee that consists entirely of independent directors.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

We will limit foreign ownership of our company, which could reduce the price of our common stock.

Our certificate of incorporation limits the percentage of outstanding common stock and other classes of capital stock that can be owned by non-U.S. citizens within the meaning of statutes relating to the ownership of U.S.-flagged vessels. Applying the statutory requirements applicable today, our certificate of incorporation provides that no more than 20% of our outstanding common stock may be owned by non-U.S. citizens and will establish mechanisms to maintain compliance with these requirements. These restrictions may have an adverse impact on the liquidity or market value of our common stock because holders may be unable to transfer our common stock to non-U.S. citizens. Any attempted or purported transfer of our common stock in violation of these restrictions will be ineffective to transfer such common stock.

Restrictions on the percentage ownership of our outstanding capital stock by non-U.S. citizens may subject the shares held by such non-U.S. citizens to restrictions, limitations and redemption.

Our certificate of incorporation provides that any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control of in excess of 20% of our outstanding capital stock by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping will be void and ineffective as against us. In addition, if at any time persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock in excess of 20%, we may withhold payment of dividends, suspend the voting rights attributable to such shares and redeem such shares.

Substantial sales of our common stock by our current holders or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company.

We are unable to predict whether significant amounts of our common stock will be sold by our current holders after the offering. Any sales of substantial amounts of our common stock in the public market by our current holders or us, or the perception that these sales might occur, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. Please read

“Shares Eligible for Future Sale” for information about the number of shares that will be outstanding and could be sold after this offering.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

Prior to this offering, there has been no public market for our common stock. An active market for our common stock may not develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters, based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price at which our common stock will trade after this offering.

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. We expect to enter into a new credit facility prior to the completion of this offering that will restrict our ability to pay dividends or other distributions on our equity securities. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose the entire amount of your investment.

The price of our common stock may be volatile.

The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

As a public company following the offering, we will be subject to additional regulation and will incur additional administrative costs relating to compliance with United States securities laws.

As a private company, we have relied on outside service providers for much of our administrative support functions. Following this offering, we will be subject to reporting and other obligations under the

Securities Exchange Act of 1934. These requirements include the preparation and filing of detailed annual, quarterly and current reports. In addition, we will be required to keep abreast of and comply with material changes in the applicable rules and regulations promulgated by the SEC, including the changes and requirements mandated by the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to result in both a significant initial cost, as we implement internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain directors and officers insurance. As a result, our general and administrative expenses likely will increase, and we estimate that we will spend approximately $2.0 million annually on such compliance costs.

If we fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud.

We produce our financial statements in accordance with the requirements of GAAP; however, our internal accounting controls have not yet been evaluated to determine whether they satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which we refer to as Section 404, and may not currently meet all of those requirements. Effective internal controls are necessary for us to provide reliable financial reports, to prevent fraud and to operate successfully as a publicly traded company. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404. For example, Section 404 will require us, among other things, annually to review and report on, and our independent registered public accounting firm to attest, to our internal control over financial reporting. We must comply with Section 404 for our fiscal year ending December 31, 2007. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we or our independent registered public accounting firm may not be able to conclude that our internal controls are effective. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common stock.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after the offering of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of $        in net tangible book value per share as of March 31, 2006.

FORWARD-LOOKING INFORMATION

Certain statements contained in this prospectus are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include information concerning our possible or assumed future business and financial performance and results of operations, including statements about the following subjects:

•	our strategy, including the expansion and growth of our operations and our ability to make future acquisitions on attractive terms;

•	our plans, expectations and any effects of capitalizing on current demand in the U.S. Gulf of Mexico, expanding the breadth of services in our core market, expanding our deepwater capabilities, pursuing international growth opportunities and expanding our fabrication capabilities;

•	our ability to enter into new contracts for subsea construction and commercial diving services and future utilization rates and contract rates for our vessels;

•	the correlation between demand for our services and customers’ expectations of energy prices;

•	future capital expenditures, including estimated costs for the purchase of a work class ROV and the scheduled upgrades for the Superior Endeavour;

•	expected drydocking schedules and the dates vessels and equipment will be placed in service;

•	expected delivery of our newbuild ROVs;

•	sufficiency of funds for required capital expenditures, working capital and debt service;

•	liabilities under laws and regulations protecting the environment;

•	expected outcomes of litigation, claims and disputes and their expected effects on our financial condition and results of operations; and

•	expectations regarding improvements in diving and offshore construction activity, demand for our services, operating revenues, operating and maintenance expense, insurance expense and deductibles, interest expense, debt level and other matters with regard to the outlook of our business and industry.

We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such statements. Although it is not possible to identify all factors, we continue to face many risks and uncertainties. Among the factors that could cause actual future results to differ materially are the risks and uncertainties described under “Risk Factors” above and the following:

•	crude oil and natural gas prices, and industry expectations about future prices;

•	demand for subsea construction and commercial diving services;

•	our ability to enter into and the terms of future contracts;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	uncertainties relating to the level of activity in offshore crude oil and natural gas exploration, development and production;

•	competition and market conditions in the subsea construction and commercial diving industry;

•	the availability of skilled personnel;

•	labor relations and work stoppages;

•	operating hazards, war, terrorism and cancellation or unavailability of insurance coverage;

•	the effect of litigation and contingencies; and

•	our inability to achieve our plans or carry out our strategy.

Many of these factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements. These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels. In addition, each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses of the offering, will be approximately $      million. We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholders upon the exercise of the overallotment option.

We intend to use approximately $      million of the net proceeds of this offering to repay all outstanding borrowings, including borrowings we expect to incur in order to pay a $      million special cash dividend to our existing stockholders prior to the completion of this offering. We intend to use the balance of the proceeds for capital expenditures and general corporate purposes. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

Our existing indebtedness consists of three promissory notes maturing in September 2006, April 2010 and June 2011 totaling $11.0 million in aggregate principal amount as of March 31, 2006, and borrowings under a line of credit with JPMorgan Chase Bank, N.A. totaling $0.4 million in aggregate principal amount as of March 31, 2006. In addition, we expect to incur indebtedness of approximately $      million to fund a special cash dividend to our existing stockholders immediately prior to the completion of this offering. As of March 31, 2006, the weighted average interest rate on our outstanding indebtedness was approximately 8.22%.

DIVIDEND POLICY

Immediately prior to the completion of this offering, we intend to pay a $      million special cash dividend to our existing stockholders. We will use a portion of the net proceeds from this offering to repay the indebtedness we expect to incur in order to pay this dividend.

Other than the dividend described above, we do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

We expect to enter into a new credit facility prior to the completion of this offering that will restrict our ability to pay dividends or other distributions on our equity securities.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2006: (1) on an actual basis; and (2) on an as adjusted basis after giving effect to this offering and the use of a portion of the net proceeds to repay our indebtedness as set forth under “Use of Proceeds” as if these transactions had occurred on March 31, 2006. This table should be read in conjunction with “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2006
	Actual	As Adjusted
	(Dollars in thousands)

Cash and cash equivalents	$1,304	$

Notes payable, including current portion	$10,959	$
Line of credit	375

Total debt	11,334

Member’s/stockholders’ equity:
Member interests	105		—
Preferred stock, par value $0.01 per share; shares authorized as adjusted; no shares issued and outstanding as adjusted	—		—
Common stock, par value $0.01 per share; shares authorized as adjusted; shares issued and outstanding as adjusted	—
Additional paid-in capital	—
Retained earnings	27,824

Total member’s/stockholders’ equity	27,929

Total capitalization	$39,263	$

DILUTION

The net tangible book value of our common stock as of March 31, 2006 was approximately $      million, or $      per share. Net tangible book value per share represents our total tangible assets less our total liabilities and divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale by us of           shares of common stock in this offering at an initial public offering price of $      per share, and after deducting underwriting discounts and estimated offering expenses payable by us, the net tangible book value of our common stock as of March 31, 2006 would have been approximately $      million, or $      per share. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution in net tangible book value of $      per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share		$
Net tangible book value per share as of March 31, 2006	$
Increase in net tangible book value per share attributable to new investors

Net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

We have provided in the following table, as of March 31, 2006, the differences between the amounts paid or to be paid by the groups set forth in the table with respect to the aggregate number of shares of our common stock to be issued by us and acquired by each group.

Average
	Shares Purchased (1)			Total Consideration			Price per
	Number	Percent		Amount	Percent		Share
(Dollars in thousands)

Existing stockholders (2)			%	$		%	$
Option holders (3)
New investors

Total		100.0%		$	100.0%

(1)	The number of shares disclosed for the existing stockholders includes shares that may be sold by the selling stockholders in this offering if the underwriters exercise their overallotment option. The number of shares disclosed for the new investors does not include the shares that may be purchased by the new investors from the selling stockholders in this offering if the underwriters exercise their overallotment option.

(2)	Includes shares of restricted stock that are expected to be awarded to our directors and certain officers prior to the completion of this offering. These shares of restricted stock will be subject to forfeiture restrictions.

(3)	Includes options to purchase shares of our common stock that are expected to be awarded to certain employees under our 2006 stock incentive plan prior to the completion of this offering. These options will be subject to vesting requirements.

SELECTED HISTORICAL FINANCIAL DATA

We have derived the following selected statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. The selected balance sheet data as of December 31, 2003 and March 31, 2005 presented below were derived from our unaudited financial statements. We have derived the following selected statements of operations data for the three months ended March 31, 2006 and the balance sheet data as of March 31, 2005 and 2006 from our unaudited financial data appearing elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2001 and 2002 are derived from the unaudited financial statements of Superior Offshore International, L.L.C. Our results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results of operations that may be achieved for an entire year.

We were founded in 1986. Our business is currently conducted by Superior Offshore International, L.L.C., which is a Louisiana limited liability company. Prior to the completion of this offering, that limited liability company will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. As a result, our historical financial statements included in this prospectus do not reflect our capital structure upon completion of this offering. Accordingly, those historical financial statements are not representative of our future capital structure.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

							Three Months Ended
	Year Ended December 31,						March 31,
	2001	2002	2003	2004	2005		2005		2006
	(dollars in thousands, except per share data)
	(unaudited)						(unaudited)

Statements of Operations Data:
Revenues	$5,004	$9,638	$10,734	$23,773		$82,373		$8,453		$49,372
Costs of revenues (excluding depreciation and amortization)	3,513	6,674	7,460	14,625		41,262		5,565		23,885

	1,491	2,964	3,274	9,148		41,111		2,888		25,487
Operating expenses:
Selling, general and administrative	1,151	1,710	2,885	3,560		13,625		1,572		5,018
Depreciation and amortization	114	335	414	711		1,498		200		731
Insurance	171	712	486	1,544		3,634		282		901
Bad debt expense	—	23	—	462		702		37		168

Total operating expenses	1,436	2,780	3,785	6,277		19,459		2,091		6,818

Income (loss) from operations	55	184	(511)	2,871		21,652		797		18,669
Interest expense, net	62	72	308	239		668		64		335

Income (loss) before income taxes	(7)	112	(819)	2,632		20,984		733		18,334
Provision for income taxes	—	36	(248)	905		7,008		257		6,417

Net income (loss)	$(7)	$76	(571)	$1,727		$13,976		$476		$11,917

Net income per share (a):
Basic					$		$		$
Diluted
Weighted average shares outstanding (a):
Basic
Diluted

footnotes on the following page

						Three Months Ended
	Year Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
	(dollars in thousands)
	(unaudited)					(unaudited)

Balance Sheet Data (as of end of period):
Cash and cash equivalents	$5	$233	$20	$525	$3,382	$1,368	$1,304
Working capital	(465)	(300)	(3,651)	682	10,013	(1,445)	14,945
Total assets	1,664	4,030	7,172	12,716	49,184	11,983	66,856
Notes payable, net of current portion	44	200	232	2,242	6,601	2,308	8,692
Total member’s equity	534	885	314	2,041	16,012	2,517	27,929

						Three Months Ended
	Year Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
	(dollars in thousands)
	(unaudited)					(unaudited)

Other Financial Data:
EBITDA (b)	$169	$519	$(97)	$3,583	$23,150	$996	$19,400
Net cash (used in) provided by:
Operating activities	154	372	52	574	11,076	2,698	7,096
Investing activities	(234)	(669)	(3,282)	(200)	(14,490)	(1,419)	(9,832)
Financing activities	84	568	3,018	131	6,271	(436)	658
Capital expenditures	234	669	3,282	200	14,490	1,419	7,821

				Three Months Ended
	Year Ended December 31,			March 31,
	2003	2004	2005	2005	2006

Operating Data (unaudited):
Number of vessels (as of end of period) (c)	1	2	4	2	6

Number of vessel revenue days (d):
Owned and long-term charter	32	252	418	66	245
Short-term charter and services	200	253	866	12	421

Total vessel revenue days	232	505	1,284	78	666

Vessel utilization (e)	29%	63%	60%	36%	95%

(a)	Net income per share and the weighted average shares outstanding reflects the issuance of shares of common stock for each outstanding limited liability company interest in connection with the merger of Superior Offshore International, L.L.C. with and into Superior Offshore International, Inc. as described under “Prospectus Summary — Our History.”

(b)	EBITDA consists of net income before interest expense, provision for income taxes and depreciation and amortization. See “Non-GAAP Financial Measures.” EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested persons in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we utilize EBITDA in evaluating acquisition opportunities. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. EBITDA is not a substitute for the GAAP measures of net income (loss) or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently footnotes continued on the following page

and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. EBITDA has material limitations as a performance measure because it excludes interest expense, taxes and depreciation and amortization. The following tables reconcile EBITDA with our net income (loss) and with our net cash provided by operating activities.

Reconciliation of EBITDA

						Three Months Ended
	Year Ended December 31,					March 31,
	2001	2002	2003	2004	2005	2005	2006
	(dollars in thousands)
	(unaudited)					(unaudited)

Net income (loss)	$(7)	$76	$(571)	$1,727	$13,976	$476	$11,917
Plus: interest expense, net	62	72	308	239	668	64	335
Plus: depreciation and amortization	114	335	414	712	1,498	200	732
Plus: provision for income taxes	—	36	(248)	905	7,008	257	6,416

EBITDA	169	519	(97)	3,583	23,150	997	19,400

Less: interest expense, net	(62)	(72)	(308)	(239)	(668)	(64)	(335)
Less: provision for income taxes	—	(36)	248	(905)	(7,008)	(257)	(6,416)
Plus: allowance for doubtful accounts	—	26	—	462	702	37	167
Less: increase in accounts receivable	42	(1,699)	151	(5,620)	(20,261)	3,193	(11,585)
Less: increase in income tax receivable	—	—	(208)	—	208	—	—
Less: increase in inventory	—	—	(32)	(422)	(136)	—	(19)
Less: increase in prepaids & other assets	(125)	206	(126)	(449)	(714)	(10)	787
Plus: increase in accounts payable and accrued expenses	142	1,355	463	3,189	11,806	(1,644)	3,073
Plus: increase in income taxes payable	—	39	(45)	489	2,361	675	1,967
Plus: increase in other liabilities	(12)	32	46	64	(54)	(229)	57
Plus: increase in deferred income taxes	—	2	(40)	422	1,690	—	—

Net cash provided by operating activities	$154	$372	$52	$574	$11,076	$2,698	$7,096

(c)	The number of vessels as of the end of each period represents vessels owned or under long-term charter. Vessels acquired are treated as added to our fleet as of the date we purchased the vessel. Vessels under long-term charter are treated as part of our fleet during the term of the charter. We define long-term charters as charters of six months or longer. Our method of computation of number of vessels may or may not be comparable to other similarly titled measures of other companies. The number of vessels as of December 31, 2005 reflects our ownership of the Gulf Diver IV and Gulf Diver V, which were owned but not in service as of that date. The number of vessels as of March 31, 2006 reflects our ownership of the Gulf Diver IV and the Gulf Diver VI, which were owned but not in service as of that date.

(d)	The number of vessel revenue days is the total number of days the vessels generated revenue. Vessel revenue days for short-term charter and services include the number of days that our short-term charters generated revenues and the number of days that we provide diving and marine personnel and technical expertise to vessels owned and operated by third parties. Our method of computation of number of vessel revenue days may or may not be comparable to other similarly titled measures of other companies.

(e)	Average vessel utilization is calculated by dividing the total number of days our owned or long-term chartered vessels generated revenues by the total number of days the vessels were available for service in each period and does not reflect days during the period between the dates vessels were acquired and placed in service and days vessels were in drydock for scheduled upgrades, regulatory-related inspections and maintenance. Our method of computation of vessel utilization may or may not be comparable to other similarly titled measures of other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Financial Data” and our financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Forward-Looking Information.”

Our Business

We generate revenues primarily by providing subsea construction and commercial diving services to the crude oil and natural gas exploration and production and gathering and transmission industries on the outer continental shelf of the Gulf of Mexico. Our customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating in that region.

We experienced significant demand for our services in 2005 and the first quarter of 2006. We believe that this demand is primarily attributable to strong exploration and production capital spending levels, which are the result of favorable conditions in the crude oil and natural gas markets, and a substantial increase in construction, repair and salvage work following hurricanes in the Gulf of Mexico in 2004 and 2005. Due to the shortage of available diving personnel and equipment capable of performing these services, we anticipate that demand for hurricane-related repair projects will continue for the next several years.

In order to help satisfy the increasing demand for subsea construction and commercial diving services, we have significantly expanded our capacity by acquiring vessels, chartering vessels on both a long- and short-term basis and hiring diving and marine personnel. In addition, during the same period we have broadened the scope of the services we provide to include higher-margin subsea construction services. Since the beginning of 2003, we have acquired or chartered on a long-term basis the following vessels:

•	the Gulf Diver III, which we acquired and placed in service in September 2003;

•	the Superior Endeavour, which we chartered and placed in service in October 2004, and acquired in April 2005;

•	the Odyssea Voyager, which we placed in service in February 2006 under a charter that expires in February 2007;

•	the Gulf Diver V, which we acquired in December 2005 and placed in service in March 2006;

•	the Gulmar Falcon, which we placed in service in April 2006 under a charter that expires in March 2008;

•	the Gulf Diver VI, which we acquired in January 2006 and expect to place in service in the third quarter of 2006; and

•	the Gulf Diver IV, which we acquired in December 2005 and expect to place in service in the fourth quarter of 2006.

In addition, we regularly seek to provide services to third-party vessels and charter vessels on a short-term basis during periods of high demand for our subsea construction and commercial diving services. For example, in the third and fourth quarters of 2005 we chartered more than 10 vessels on a short-term basis in response to increased demand for our services following Hurricanes Katrina and Rita. In the first quarter of 2006, we chartered seven vessels on a short-term basis.

We expect that our revenues for the remainder of 2006 will increase relative to 2005 as we begin generating revenues from the Gulmar Falcon, the Gulf Diver VI and the Gulf Diver IV.  In addition, we expect that our revenues will be favorably impacted by our contract to provide diving personnel and technical expertise to the Toisa Proteus, which is owned and operated by a third party, pursuant to an agreement that commenced in June 2006 and expires in the third quarter of 2007. We expect that our revenues will be negatively affected by the drydocking of the Superior Endeavour in the third quarter of 2006 for approximately two weeks and in the first quarter of 2007 for approximately three months for the completion of scheduled upgrades and by the drydocking of the Gulf Diver V for approximately three weeks in the third quarter of 2006 for scheduled refurbishments and upgrades.

We perform our services under dayrate or fixed-price contracts that are typically awarded through a competitive bid process. In the current environment, all of our contracts are being performed on a dayrate basis. Under a dayrate contract, we are paid a daily rate, which consists of a base rate for our vessel and crews as well as cost reimbursements for materials and ancillary activities, for so long as we provide our services. Our dayrates are determined by prevailing market rates, vessel availability and historical rates paid by the specific customer. Fixed-price contracts define the services that we will provide for an agreed-upon fixed price and certain cost protections. Additional work, which is subject to customer approval, is billed separately. See “Business — Contracts.”

Our fabrication business represented approximately 5% of our revenues in 2005 and approximately 7% of our revenues in the first quarter of 2006. Although our fabrication business represents a relatively small portion of our revenues, our fabrication facility allows us to reduce our reliance on third-party suppliers and increase our ability to complete projects on a timely and cost-effective basis.

Our costs of revenues are primarily a function of fleet configuration and utilization levels. The most significant costs we incur are charter costs, labor costs and related employee benefits, fuel, lube oil and third-party equipment rentals. A significant portion of the expenses incurred with operating each vessel are paid for or reimbursed by our customers. These reimbursable expenses include fuel, lube oil, meals and third-party equipment rentals. We record reimbursements from customers as revenues and the related expenses as costs of revenues.

Factors Affecting Our Operations

The primary factors affecting demand for our services are crude oil and natural gas prices, which in turn influence levels of capital spending on offshore drilling and field development. In the last two years, crude oil and natural gas prices have increased substantially, with the annual average of the NYMEX West Texas Intermediate, or WTI, crude oil 12-month strip futures price increasing from $28.24 per barrel in 2003 to $57.79 per barrel in 2005, and the annual average of the Henry Hub natural gas 12-month strip futures increasing from $5.28 per one million British thermal units, or Mmbtu, in 2003 to $8.89 per Mmbtu in 2005. As of August 10, 2006, the NYMEX WTI crude oil 12-month strip futures price was $77.20, and the Henry Hub natural gas 12-month strip futures price was $9.39. We are also affected by strict regulatory policies in the U.S. Gulf of Mexico, which require periodic inspections, maintenance, repair and ultimately decommissioning of production facilities and infrastructure. Although demand for our services typically is highly correlated with capital spending on offshore drilling and development activities, recently our business has been influenced more significantly by the demand for hurricane-related repair work. Presently, all of our vessels are dedicated to infrastructure construction, inspection and repair projects. Furthermore, we do not believe that sufficient capacity exists within the industry to adequately address the backlog of repair work within the U.S. Gulf of Mexico. As a result, we are recording unprecedented utilization levels and dayrates across our fleet.

Vessel utilization provides a good indication of demand for our vessels and, as a result, the contract rates we may charge for our services. Our vessel utilization is typically lower during the first quarter, and to a lesser extent the fourth quarter, due to winter weather conditions in the Gulf of Mexico. However, due to high demand caused by hurricane-related repair work, we are not experiencing typical seasonal trends in the current market environment.

Another key performance measure for our business is vessel revenue days. Vessel revenue days indicate the total number of days that the vessels in our fleet and vessels subject to short-term charters generated revenues. Although the number of vessel revenue days related to our owned and long-term chartered vessels has increased as we have increased the size of our fleet, the number of vessel revenue days related to short-term charters has grown significantly in the third and fourth quarters of 2005 and the first quarter of 2006 due to the additional vessels we chartered in those periods in response to increased demand for our services following Hurricanes Katrina and Rita.

The following table sets forth key indicators and performance metrics for our business:

	2003				2004				2005				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

U.S. natural gas prices (1)	$5.30	$5.73	$5.05	$5.04	$5.60	$6.30	$6.25	$7.11	$6.93	$7.54	$9.64	$11.38	$9.04
NYMEX crude oil prices (2)	$29.17	$26.49	$28.17	$29.12	$32.29	$36.23	$41.53	$46.46	$49.69	$55.13	$64.73	$61.36	$66.20
Number of vessels (as of end of period) (3)	—	—	1	1	1	1	1	2	2	2	2	4	6
Number of vessel revenue days (4):
Owned and long-term charter	—	—	11	21	22	43	44	143	66	66	107	179	245
Short-term charter and services	20	51	58	71	58	55	47	93	12	36	259	559	421

Total vessel revenue days	20	51	69	92	80	98	91	236	78	102	466	738	666

Vessel utilization (5)	—	—	55%	23%	32%	66%	48%	83%	37%	36%	68%	100%	95%

(1)	Quarterly average of the Henry Hub natural gas 12-month strip futures price (dollars per MMbtu).

(2)	Quarterly average of NYMEX WTI crude oil 12-month strip futures price (dollars per barrel).

(3)	The number of vessels as of the end of each period represents vessels owned or under long-term charter. Vessels acquired are treated as added to our fleet as of the date we purchased the vessel. Vessels under long-term charter are treated as part of our fleet during the term of the charter. We define long-term charters as charters of six months or longer. Our method of computation of number of vessels may or may not be comparable to other similarly titled measures of other companies. The number of vessels for the fourth quarter of 2005 reflects our ownership of the Gulf Diver IV and Gulf Diver V, which were owned but not in service during that period. The number of vessels for the first quarter of 2006 reflects our ownership of the Gulf Diver IV and the Gulf Diver VI, which were owned but not in service during that period.

(4)	The number of vessel revenue days is the total number of days the vessels generated revenue. Vessel revenue days for short-term charter and services include the number of days that our short-term charters generated revenues and the number of days that we provided diving and marine personnel and technical expertise to vessels owned and operated by third parties. Our method of computation of number of vessel revenue days may or may not be comparable to other similarly titled measures of other companies.

(5)	Average vessel utilization is calculated by dividing the total number of days our owned or long-term chartered vessels generated revenues by the total number of days the vessels were available for service in each period and does not reflect days during the period between the dates vessels were acquired and placed in service and days vessels were in drydock for regulatory-related inspections and maintenance. Our method of computation of vessel utilization may or may not be comparable to other similarly titled measures of other companies.

Critical Accounting Estimates and Policies

Critical accounting policies are those that are important to our results of operations, financial condition and cash flows and require management’s most difficult, subjective or complex judgments. Different amounts would be reported under alternative assumptions. We have evaluated the accounting policies used in the preparation of the financial statements and related notes appearing elsewhere in this prospectus. We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the United States. We believe that our policies are generally consistent with those used by other companies in our industry.

We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note 2 to our financial statements for the year ended December 31, 2005 included elsewhere in this prospectus. We believe that our more critical accounting policies include those related to revenue recognition, accounts receivable and allowance for doubtful accounts, property and equipment and major customers and concentration of credit risk. Inherent in such policies are certain key assumptions and estimates.

Revenues and Expense Recognition

Revenues are derived from contracts that are typically of short duration and contain either provisions for specific time, material and equipment charges or lump-sum turnkey provisions, which are billed in accordance with the terms of such contracts. We recognize revenue as it is earned at estimated collectible amounts. Revenues generated from specific time, materials and equipment contracts are generally earned on a dayrate basis and recognized as amounts are earned in accordance with contract terms. In connection with these customer contracts, we may receive revenues for mobilization of equipment and personnel, which are deferred and recognized over the period in which contracted services are performed using the straight-line method. Incremental costs incurred directly for mobilization of equipment and personnel to the contracted site are also deferred and recognized over the life of the contract term using the straight-line method.

Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

•	the customer provides specifications for subsea construction projects or for the provision of related services;

•	we can reasonably estimate our progress towards completion and our costs;

•	the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;

•	the customer can be expected to satisfy its obligations under the contract; and

•	we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project’s completion and, therefore, the timing of income and revenue recognition. We had no turnkey contracts under percentage of completion in place as of December 31, 2003, 2004 or 2005 or March 31, 2006.

Unbilled receivables represents revenue attributable to work completed prior to period end that has not yet been invoiced. All amounts included in unbilled receivables as of December 31, 2005 and March 31, 2006 are expected to be billed and collected within one year.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of write offs and allowance for doubtful accounts. We establish an allowance for doubtful accounts receivable based on historical experience and any specific customer collection issues that we have identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we have determined the balance will not be collected.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Our estimates of useful lives of our assets are as follows: diving vessels and equipment — five to 10 years; machinery and equipment — five to 10 years; furniture and fixtures — seven years; automobiles, trucks and trailers — five years; leasehold improvements — seven to 39 years; and buildings — 39 years.

For long-lived assets to be held and used, excluding goodwill, we base our evaluation of recoverability on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. Our marine vessels are assessed on a vessel-by-vessel basis. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on management’s estimate of discounted cash flows. There were no such impairments during 2003, 2004, 2005 or the first quarter of 2006.

Major Customers and Concentration of Credit Risk

Our customers consist primarily of integrated and independent crude oil and natural gas exploration and production and gathering and transmission companies. The capital expenditures of our customers are generally dependent on their views of future crude oil and natural gas prices and successful offshore drilling activity. We perform ongoing credit evaluations of our customers and provide allowances for probable credit losses when necessary. Our two largest customers for the year ended December 31, 2005 were El Paso Corporation and one of its subsidiaries, Southern Natural Gas Company. Our three largest customers for the three months ended March 31, 2006 were Southern Natural Gas Company, Williams Companies and Energy Partners, Ltd. No other customer accounted for more than 10% of our revenues for either period.

Seasonality

Our vessel utilization typically is lower during the first quarter, and to a lesser extent during the fourth quarter, due to winter weather conditions in the U.S. Gulf of Mexico. Due to this seasonality, full year results are unlikely to be a direct multiple of any particular quarter or combination of quarters. DP vessels, however, are less affected by adverse weather conditions; as we perform more of our services from DP vessels, we expect that our operations will become less susceptible to seasonal weather fluctuations. In addition, due to high demand caused by hurricane-related repair work, we are not experiencing typical seasonal trends in the current market environment.

Results of Operations

Three Months Ended March 31, 2006 versus the Three Months Ended March 31, 2005

Revenues.  Revenues for the three months ended March 31, 2006 were $49.4 million compared with $8.5 million for the three months ended March 31, 2005, an increase of $40.9 million. The increase in our revenues in the first quarter of 2006 was primarily attributable to an increase in vessel revenue days, which increased from 78 in the first quarter of 2005 to 666 in the first quarter of 2006, and to a lesser extent increases in dayrates. The increase in vessel revenue days is attributable to the addition of the Odyssea Voyager to our fleet in February 2006 and the chartering of several vessels on a short-term basis during the first quarter of 2006. We increased the number of vessels in our fleet due to strong demand for our services in the first quarter of 2006. This demand resulted from increased capital spending by crude oil and natural gas producers, which was spurred by favorable conditions in the crude oil and natural gas markets, and increasing demand for infrastructure repair projects related to hurricanes in 2004 and 2005.

Costs of Revenues.  Costs of revenues consist mainly of vessel charter costs, labor costs and related employee benefits, fuel and third-party equipment rentals. Costs of revenues for the three months ended March 31, 2006 were $23.9 million compared with $5.6 million for the three months ended March 31, 2005, an increase of $18.3 million. This increase was due mainly to increases in the number of vessels chartered and third-party equipment rentals and related mobilization cost, as well as an increase in labor costs and related employee benefits in the first quarter of 2006 as compared to the first quarter of 2005.

Operating Expenses.  Operating expenses consist mainly of selling, general and administrative costs not directly related to a specific project or job, depreciation and amortization, insurance and bad debt expense. Operating expenses for the three months ended March 31, 2006 were $6.8 million compared with $2.1 million for the three months ended March 31, 2005, an increase of $4.7 million. This increase was due mainly to the addition of personnel and the related increase in salaries, labor costs and related employee benefits, as well as increased insurance costs.

Interest Expense, Net.  Interest expense, net for the three months ended March 31, 2006 was $0.3 million compared with $0.1 million for the three months ended March 31, 2005, an increase of $0.2 million. This increase was due mainly to an increase in the average principal amount outstanding under our borrowings during the first quarter of 2006.

Provision for Income Taxes.  Provision for income taxes for the three months ended March 31, 2006 was $6.4 million compared with $0.3 million for the three months ended March 31, 2005, an increase of $6.1 million. This increase was due to increased profitability. Our effective tax rate was 35% for the three months ended March 31, 2006 and 2005.

Net Income.  Net income for the three months ended March 31, 2006 was $11.9 million compared with $0.5 million for the three months ended March 31, 2005, an increase of $11.4 million. This increase resulted from the factors described above.

Year Ended December 31, 2005 versus the Year Ended December 31, 2004

Revenues.  Revenues for the year ended December 31, 2005 were $82.4 million compared with $23.8 million for the year ended December 31, 2004, an increase of $58.6 million. The increase in our revenues in 2005 was primarily attributable to an increase in vessel revenue days, which increased from 505 in 2004 to 1,284 in 2005, and to a lesser extent increases in dayrates in the last two quarters of 2005. The increase in vessel revenue days is attributable to the addition of the Superior Endeavor to our fleet in October 2004, which was in service during all of 2005, and to the chartering of more than 10 vessels on a short-term basis during the third and fourth quarters of 2005 in response to strong demand for our services. This demand resulted from increased capital spending by crude oil and natural gas producers, which was spurred by favorable conditions in the crude oil and natural gas markets, and increasing demand for infrastructure repair projects related to hurricanes in 2004 and 2005.

Costs of Revenues.  Costs of revenues for the year ended December 31, 2005 were $41.3 million compared with $14.6 million for the year ended December 31, 2004, an increase of $26.7 million. This increase was due mainly to increases in the number of vessels chartered and third-party equipment rentals, as well as an increase in labor costs and related employee benefits in 2005 as compared to 2004.

Operating Expenses.  Operating expenses for the year ended December 31, 2005 were $19.5 million compared with $6.3 million for the year ended December 31, 2004, an increase of $13.2 million. The increase was due mainly to the addition of personnel and the related increase in salaries, labor costs and related employee benefits, as well as increased insurance costs.

Interest Expense, Net.  Interest expense, net for the year ended December 31, 2005 was $0.7 million compared with $0.2 million for the year ended December 31, 2004, an increase of $0.5 million. The increase was due mainly to an increase in the average principal amount outstanding under our borrowings during 2005 and to a lesser extent to higher interest rates.

Provision for Income Taxes.  Provision for income taxes for the year ended December 31, 2005 was $7.0 million compared with $0.9 million for the year ended December 31, 2004. This increase was due to increased profitability. Our effective tax rate was 33.4% for the year ended December 31, 2005 and 34.4% for the year ended December 31, 2004.

Net Income.  Net income for the year ended December 31, 2005 was $14.0 million compared with $1.7 million for the year ended December 31, 2004, an increase of $12.3 million. This increase was a result of the factors described above.

Year Ended December 31, 2004 versus the Year Ended December 31, 2003

Revenues.  Revenues for the year ended December 31, 2004 were $23.8 million compared with $10.7 million for the year ended December 31, 2003, an increase of $13.1 million. The increase in our revenues in 2004 was primarily attributable to an increase in vessel revenue days, which increased from 232 in 2003 to 505 in 2004, and to a lesser extent increases in dayrates. The increase in vessel revenue days is attributable to the addition of the Superior Endeavor to our fleet in October 2004 and the chartering of additional vessels on a short-term basis during 2004 in response to an increase in the demand for our services. This demand resulted from increased capital spending by crude oil and natural gas producers, which was spurred by favorable conditions in the crude oil and natural gas markets, and increasing demand for infrastructure repair projects related to Hurricane Ivan in 2004.

Costs of Revenues.  Costs of revenues for the year ended December 31, 2004 were $14.6 million compared with $7.5 million for the year ended December 31, 2003, an increase of $7.1 million. This increase was due mainly to increases in the number of vessels chartered and third-party equipment rentals, as well as an increase in labor costs and related employee benefits in 2004 as opposed to 2003.

Operating Expenses.  Operating expenses for the year ended December 31, 2004 were $6.3 million compared with $3.8 million for the year ended December 31, 2003, an increase of $2.5 million. The increase was due mainly to the addition of personnel and the related increase in salaries, labor costs and related employee benefits, as well as increased insurance costs.

Interest Expense, Net.  Interest expense, net for the year ended December 31, 2004 was $0.2 million compared with $0.3 million for the year ended December 31, 2003, a decrease of $0.1 million.

Provision for Income Taxes.  Provision for income taxes for the years ended December 31, 2004 was $0.9 million compared with $(0.2) million for the year ended December 31, 2003. This increase was due to increased profitability. Our effective tax rate was 34.4% for the year ended December 31, 2004 and 30.3% for the year ended December 31, 2003.

Net Income (Loss).  Net income for the year ended December 31, 2004 was $1.7 million compared with net loss of $0.6 million for the year ended December 31, 2003, an increase of $2.3 million. This increase was a result of the factors described above.

Liquidity and Capital Resources

Cash Flows

The principal uses of cash in our business have been investment in our assets, particularly for the acquisition of vessels, the subsequent refurbishment and upgrade of newly acquired vessels and the enhancement of our existing vessels, and funding working capital, losses from operations and repayment of debt. Cash to fund the needs of our business has been provided primarily by operations and debt financing.

We had cash and cash equivalents of approximately $1.3 million as of March 31, 2006. The primary sources of cash for the three-month period ended March 31, 2006 were $7.1 million provided by operating activities. The primary uses of cash for the three-month period ended March 31, 2006 were $7.8 million for capital expenditures and $2.0 million deposited in escrow to secure a letter of credit. Major capital projects during the three-month period ended March 31, 2006 included expenditures on the acquisition of vessels, the subsequent refurbishment and upgrade of acquired vessels, the enhancement of existing vessels and the acquisition of diving equipment, including equipment relating to saturation diving systems.

As of December 31, 2005, we had cash and cash equivalents of $3.4 million, an increase of $2.9 million from December 31, 2004. The primary sources of cash during the year were $11.1 million provided by operating activities. The primary uses of cash during the year were $14.5 million for capital expenditures. Major capital projects during the year included expenditures on the acquisition of the Superior Endeavour, Gulf Diver IV and Gulf Diver V and refurbishments and upgrades to the Superior Endeavour, as well as the acquisition of diving equipment, including equipment relating to saturation diving systems.

As of December 31, 2004, we had cash and cash equivalents of $0.5 million, an increase of $0.5 million from December 31, 2003. The primary sources of cash during the year were $0.6 million provided by operating activities and $0.1 million from financing activities. The primary uses of cash during the year were $0.2 million for capital expenditures. Major capital projects during the year included expenditures on diving equipment.

Capital Expenditures

We currently intend to spend approximately $40.0 million in 2006 for capital expenditures related to refurbishments and upgrades to our fleet and other items. As of March 31, 2006, we had spent $7.8 million of our estimated 2006 capital expenditures.

From time to time, we may review possible acquisitions of vessels, equipment or businesses, joint ventures, mergers or other business combinations. We may not, however, be successful in our acquisition efforts. If we do complete any such acquisitions, we may make significant capital commitments for such purposes. Any such transactions could involve the payment by us of a substantial amount of cash. We likely would fund the cash portion of such transactions, if any, through cash balances on hand, the incurrence of additional debt, sales of assets, equity interests or other securities or a combination thereof. If we acquire additional vessels, equipment or other assets, we would expect that the ongoing capital expenditures for our company as a whole would increase to maintain our vessels and equipment.

Our ability to fund capital expenditures would be adversely affected if conditions deteriorate in our business or industry, we experience poor results in our operations or we fail to meet covenants under our new credit facility.

Liquidity Needs

We believe that our current cash on hand and our cash flow from operations for the next 12 months, together with availability under our new credit facility and the net proceeds to us from this offering, will be adequate during such period to repay our debts as they become due, to meet our working capital requirements, to make our planned capital expenditures and otherwise to operate our business. Our ability to make payments on our indebtedness and to fund planned capital expenditures in the future will depend on our ability to generate cash, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our future cash flows may be insufficient to meet all of our debt obligations and commitments, and any insufficiency could negatively impact our business. To the extent we are unable to repay our indebtedness as it becomes due or at maturity with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from further equity offerings. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing indebtedness, and we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale.

Long-Term Debt

Long-term debt outstanding at March 31, 2006, including current maturities, was $11.0 million. We expect to repay the entire outstanding amount with proceeds from this offering.

We expect to enter into a new credit facility prior to the completion of this offering.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2006:

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(Dollars in thousands)

Long-term debt obligations (1)	$10,959	$2,267	$3,714	$4,736	$242
Interest on long-term and short-term debt(1)	1,615	826	564	215	10
Line of credit obligations	375	375		—	—
Vessel charter obligations	28,932	15,279	13,653	—	—
Operating lease obligations	933	430	406	97	—
Purchase obligations	4,912	4,912	—	—	—

Total	$47,726	$24,089	$18,337	$5,048	$252

(1)	We will use a portion of the net proceeds we receive from this offering to repay our outstanding indebtedness. As a result, we will have no long-term debt obligations outstanding immediately following the completion of this offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. We adopted SFAS 123R on January 1, 2006. Under SFAS 123R, we will use the Black-Scholes fair value model for valuing share-based payments and will recognize compensation cost on a straight-line basis over the respective vesting period. We selected the modified-prospective method of adoption, which requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in 2006 as the requisite service is rendered. In addition to the compensation cost recognition requirements, SFAS 123R also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which was required under SFAS No. 95, Statement of Cash Flows. We have not historically granted stock options or restricted stock to our employees. However, we expect to grant stock options and restricted stock to our directors and certain employees prior to the completion of this offering. Accordingly, we will begin recording a significant amount of compensation expense for unvested stock options and restricted stock beginning in the third quarter of 2006. For more information regarding our 2006 stock incentive plan, please read “Management — 2006 Stock Incentive Plan.”

In December 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS 151”), which clarifies the accounting or abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS 151, such items will be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for us for inventory costs incurred on or after January 1, 2006. The adoption of SFAS 151 will not have a significant effect on our financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets (“SFAS 153”), which eliminates an exception in APB 29 for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. SFAS 153 will be effective for us for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of SFAS 153 will not have a significant effect on our financial statements.

In March 2005, the FASB issued FASB Interpretation No 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on our financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. SFAS 154 will be effective for us for all accounting changes and any error corrections occurring after January 1, 2006.

In September 2005, the EITF issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on our financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Tax Uncertainties (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006, with early application permitted if no interim financial statements have been issued. The application of FIN 48 is not expected to have a significant impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

As of March 31, 2006, the interest rate for the $5.0 million under our notes payable with variable interest rates was 8.25%, and the interest rate for the $0.4 million outstanding under our line of credit was 8.25%. We entered into an interest rate swap agreement on April 12, 2005 that matures in April 2010. The interest rate swap converts $5.7 million of variable rate debt to 7.25% fixed rate debt. A hypothetical 100-basis point increase in the average interest rate on our variable rate debt would increase our annual interest expense by approximately $54,000.

After giving effect to the completion of the offering and the repayment of our outstanding debt using the net proceeds of the offering, we will not have any variable rate debt.

BUSINESS

Our Company

We are a leading provider of subsea construction and commercial diving services to the crude oil and natural gas exploration and production and gathering and transmission industries on the outer continental shelf of the Gulf of Mexico. Our subsea construction services include installation, upgrading and decommissioning of pipelines and production infrastructure, and our commercial diving services include recurring inspection, maintenance and repair services. The versatility of our specialized fleet in combination with our experienced, highly trained diving personnel enables us to provide a comprehensive range of services to our customers at every stage of a crude oil or natural gas well’s life cycle. We perform our services in both surface and saturation diving modes in water depths of up to 1,000 feet. We also operate a fabrication business that supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis.

Our track record has allowed us to develop a strong and loyal customer base and to capitalize on the increasing demand for subsea construction and commercial diving services in our core market. The demand for our services has been driven by strong exploration and production capital spending levels, which are the result of favorable conditions in the crude oil and natural gas markets, and a substantial increase in construction, repair and salvage work following hurricanes in the Gulf of Mexico in 2004 and 2005. According to Spears & Associates, annual U.S. offshore drilling and completion spending has increased from $8.5 billion in 2000 to $14.2 billion in 2005, representing a compound annual growth rate of 10.8%, and is expected to grow at a compound annual growth rate of 13.8% from 2005 through 2008, reaching $20.9 billion in 2008. Our customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the Gulf of Mexico.

We believe that we have one of the largest workforces of diving personnel dedicated to subsea construction and commercial diving activities in the U.S. Gulf of Mexico, with approximately 400 diving and marine personnel, including approximately 150 contract personnel, as of August 1, 2006. Our divers provide surface and saturation diving services from our specialized vessels, and may also be contracted to provide diving services and technical expertise to our customers’ vessels.

Our fleet currently consists of two dynamically positioned, or DP, vessels and five four-point vessels. DP and four-point vessels allow for the provision of a wider range of services than vessels with lesser technical capabilities, including subsea construction and repair work. In addition, these vessels can provide services in areas not located near existing infrastructure. DP vessels also allow for operations where mooring or anchoring is not feasible due to water depth, harsh conditions or congestion on the sea floor. All of our vessels are specifically equipped to provide a comprehensive range of services efficiently and reliably to our customers, resulting in higher dayrates, utilization rates and revenues per vessel. For example, all of our DP vessels are equipped with moon pool deployment capabilities, and following scheduled upgrades to the Superior Endeavour, will be equipped with hyperbaric rescue chambers and multi-chamber saturation diving systems that allow divers to work simultaneously at different depths in up to 1,000 feet of water. We also provide saturation diving services and technical resources on a contract basis to the Toisa Proteus, a DP vessel owned and operated by a third party. In addition, we own and operate one portable saturation diving system and are currently building two additional portable systems, which may be utilized on our own vessels and on third-party vessels along with our diving personnel.

Our fabrication business supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis. In addition to supporting our core business, we design and manufacture crude oil and natural gas processing equipment, structural components and process piping for sale to our customers. We also offer work crews that provide topside offshore services, including platform restoration, riser installation, equipment hookup, structural repair and installation and platform maintenance. Our primary fabrication facility consists of 82,000 square feet of work space located on approximately 7.5 acres in Amelia, Louisiana, and employs approximately 100 personnel.

We have grown our business by expanding our fleet to capitalize on strong market conditions in our core market and intend to expand our operations into the deepwater Gulf of Mexico as well as select international markets. We placed three vessels in service in the first half of 2006 and expect to place two additional vessels in service by the end of 2006 following upgrades and refurbishments. In addition, we have agreed to purchase a newbuild work class remotely operated vehicle, or ROV, and to lease a second newbuild work class ROV under an agreement that grants to us an option to buy that ROV. These ROVs will be used in place of diving personnel to provide services in water depths up to 10,000 feet. We expect to place these ROVs in service in the first quarter of 2007. We have also scheduled upgrades to the Superior Endeavour, including the installation of a 70-ton heave-compensated crane and other equipment, that will allow the vessel to provide deepwater subsea construction support. These ROVs and the upgrades to the Superior Endeavour will enable us to provide services in water depths up to 10,000 feet, operate in a broader range of regions and expand the breadth of services we offer.

We have experienced significant revenue growth over the last two years. This growth has resulted primarily from expanding our capacity by acquiring vessels, chartering vessels on both a short- and long-term basis and hiring diving and marine personnel during a period of increasing demand for subsea construction and commercial diving services. During the same period, by virtue of our vessel acquisitions and charters, we have broadened the scope of the services we provide to include higher-margin subsea construction services. In the quarter ended March 31, 2006, we had revenues of $49.4 million and net income of $11.9 million compared with revenues of $8.5 million and net income of $0.5 million in the quarter ended March 31, 2005. In the fiscal year ended December 31, 2005, we had revenues of $82.4 million and net income of $14.0 million compared with revenues of $23.8 million and net income of $1.7 million in the fiscal year ended December 31, 2004.

Industry Trends

Current business conditions are strong, and we believe the outlook for our business remains favorable based on the following industry trends:

Increased offshore capital spending by crude oil and natural gas producers

Increased worldwide demand for energy and resulting high commodity prices have enabled crude oil and natural gas producers to increase significantly their spending on drilling and completions. According to Spears & Associates, Inc., annual U.S. offshore drilling and completion spending has increased from $8.5 billion in 2000 to $14.2 billion in 2005, representing a compound annual growth rate of 10.8%, and is expected to grow at a compound annual growth rate of 13.8% from 2005 through 2008, reaching $20.9 billion in 2008. On the outer continental shelf of the Gulf of Mexico, the growth in spending has been driven in part by smaller independent producers, which have aggressively acquired offshore properties and invested more heavily than previous operators to improve production. Additionally, several of the larger crude oil and natural gas companies are actively pursuing deep-shelf drilling projects (15,000 feet or more below the mudline in water depths up to 1,000 feet). The amount of drilling and completion spending in offshore regions generally has served as a leading indicator of demand for subsea construction and commercial diving services.

U.S. Offshore Drilling and Completion Spending

Source:  Spears & Associates, Drilling and Production Outlook (June 2006).

Significant demand for infrastructure repair projects in the U.S. Gulf of Mexico

Currently, demand for our services in the U.S. Gulf of Mexico is at a high level as a result of the damage to subsea pipelines and production platforms caused by Hurricane Ivan in 2004 and Hurricanes Katrina and Rita in 2005. In May 2006, the MMS reported that over 450 pipelines were damaged and 113 platforms destroyed by Hurricanes Katrina and Rita. Hurricane-related repair projects include platform and pipeline assessments, repairs, salvage, tie backs of existing wells, well remediation and plugging and abandonment services. Due to the shortage of available diving personnel and equipment capable of performing these services, we anticipate that hurricane-related repair projects will continue for the next several years.

Aging production infrastructure in the U.S. Gulf of Mexico

According to the MMS, there are nearly 4,000 crude oil and natural gas production platforms in the U.S. Gulf of Mexico, of which approximately 60% are more than 15 years old. Virtually all of the older platforms in the U.S. Gulf of Mexico lie in water depths of 1,000 feet or less. These structures generally are subject to extensive periodic inspections and require frequent maintenance as mandated by various regulatory agencies. In addition to routine maintenance, the MMS requires detailed inspections of each production platform at least once every five years. As the age of the offshore infrastructure in the U.S. Gulf of Mexico increases, we anticipate that demand for inspection and repair services and platform and pipeline decommissioning projects will continue to increase.

Installation Date of Production Platforms in the
U.S. Gulf of Mexico in Water Depths of Less Than 1,000 Feet

Source: U.S. Department of the Interior, Minerals Management Service (June 2006).

Increasing subsea development work

In recent years, innovations in subsea completion and development technologies have made smaller offshore discoveries economically viable. Historically, the significant investment in production facilities and infrastructure required to develop and produce offshore reserves could be justified only for larger discoveries. Technological advancements in the industry have enabled crude oil and natural gas producers to develop smaller discoveries more economically using subsea completions with tie backs to existing infrastructure. According to Quest Offshore Resources, Inc., North American subsea production capital spending has increased from $191.6 million in 2000 to $395.9 million in 2005, representing a compound annual growth rate of 15.6%, and is expected to grow at a compound annual growth rate of 43.4% from 2005 through 2008, reaching $1.2 billion in 2008. We also expect subsea development to become more prevalent on the outer continental shelf of the Gulf of Mexico as producers elect to replace structures toppled by recent hurricanes with subsea production systems.

Increasing deepwater activity

Crude oil and natural gas producers are increasingly focusing their efforts on more remote deepwater areas where geological formations have historically been less explored. Driven by technological innovations and an improved commodity price environment, deepwater activity has increased significantly in recent years. According to Douglas-Westwood Ltd., global spending in water depths greater than 500 meters has increased from $8.6 billion in 2002 to $14.7 billion in 2005, representing a compound annual growth rate of 19.6%, and is projected to grow by a compound annual growth rate of 9.2% from 2005 through 2010, reaching $22.8 billion in 2010.

Rising international offshore activity

Many crude oil and natural gas producers have significant operations in international offshore regions with large untapped reserves, such as Southeast Asia, West Africa and the Middle East. In many international markets, significant production infrastructure work is required to develop new crude oil and natural gas discoveries. According to Spears & Associates, Inc., international offshore drilling and completion spending accounts for 70% of worldwide offshore drilling and completion spending and has increased from $20.9 billion in 2000 to $29.9 billion in 2005, representing a compound annual growth rate of 7.4%, and is expected to increase by a compound annual growth rate of 13.1% between 2005 and 2008, reaching $43.2 billion in 2008.

International Offshore Drilling and Completion Spending

Source:	Spears & Associates, Drilling and Production Outlook (June 2006). International figures exclude Canada, China and the Commonwealth of Independent States.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

Large, highly trained and experienced diving workforce

We believe that we have one of the largest, most highly trained and experienced workforces of diving personnel dedicated to subsea construction and commercial diving activities in the U.S. Gulf of Mexico. Our specialized fleet of vessels, our dedication to safety, our employee-friendly culture and our ability to provide opportunities for advancement within our organization enable us to attract and retain high-quality diving personnel. We expect that attracting and retaining experienced diving personnel will continue to play an important role in our business, as the availability of experienced divers is a significant factor currently limiting competition in the U.S. Gulf of Mexico.

Highly specialized fleet

Our fleet of vessels is equipped specifically to perform a broad array of subsea construction and commercial diving services. We refurbish and upgrade each vessel that we acquire, and to the extent possible, augment each newly acquired vessel with technically advanced diving equipment to improve overall diving functionality. These upgrades, coupled with our ongoing maintenance program, enable us to provide a comprehensive range of services efficiently and reliably to our customers, resulting in higher dayrates, utilization rates and revenues per vessel.

Strong, long-standing customer relationships

Our customer base includes a broad range of integrated energy, independent exploration and production and gathering and transmission companies, including most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the Gulf of Mexico. Our ability to consistently provide high-quality, safe and reliable services has allowed us to develop a strong and loyal customer base. As our customers typically operate both on the outer continental shelf and in the deepwater of the U.S. Gulf of Mexico, we believe these relationships and our track record with these customers will benefit us as we pursue opportunities in the deepwater.

Experienced management team aligned with stockholders

Our senior management team, project managers and sales personnel have extensive experience in the subsea construction and commercial diving businesses in the U.S. Gulf of Mexico. Louis E. Schaefer, Jr., our founder and Chairman of the Board, has over 40 years of experience in the commercial diving industry, and James J. Mermis, our Chief Executive Officer, has over 30 years of experience in the offshore energy services industry. This experience has enabled us to build long-standing relationships with many of our customers and helps us attract and retain high-quality diving personnel. Our management also has a proven track record of growing our business through the acquisition of vessels and the expansion of our services. As a result of management’s beneficial ownership of nearly  % of our common stock following this offering (or  % if the underwriters exercise the overallotment option in full), we believe that our management’s interests will be aligned with those of our stockholders.

Our Strategies

Our goal is to enhance our strong market position on the outer continental shelf of the Gulf of Mexico and to pursue deepwater and international growth opportunities. We intend to employ the following strategies to achieve our goal:

Capitalize on strong market conditions in the U.S. Gulf of Mexico

We intend to continue capitalizing on the strong demand for our services related to increased crude oil and natural gas exploration and production activity and hurricane-related damage to pipelines and platforms in the U.S. Gulf of Mexico. Hurricane-related repair projects are expected to provide significant work for the subsea construction and commercial diving industry for the next several years.

Expand breadth of services in core market

We have placed three vessels in service in the first half of 2006 and expect to place two additional vessels in service by the end of 2006 following upgrades and refurbishments. Our planned additions of two ROVs and a 70-ton heave-compensated crane to the Superior Endeavour will enable us to further expand our services beginning in the first quarter of 2007. We expect to continue to identify and pursue charter, newbuild and acquisition opportunities that expand the services we offer on the outer continental shelf of the Gulf of Mexico.

Expand our deepwater capabilities

As demand for subsea construction services in the deepwater U.S. Gulf of Mexico continues to increase, we intend to expand our deepwater service capabilities in order to capitalize on business opportunities in this market. We believe we are well-positioned to pursue subsea construction projects in the deepwater U.S. Gulf of Mexico market beginning in 2007 following the purchase of a new work class ROV, the lease of a second work class ROV and the refurbishment and upgrade of the Superior Endeavour.

Pursue international growth opportunities

We intend to selectively pursue growth opportunities, including acquisitions of complementary assets or companies that provide us a business platform in attractive international markets. We believe that developing a global presence would allow us to pursue opportunities with the highest returns at a given time.

Expand fabrication capabilities

We intend to expand our fabrication capabilities in order to provide for in-house manufacturing of larger equipment and systems, enabling us to reduce our reliance on third-party suppliers and increase our ability to complete projects on a timely and cost-effective basis. These expanded capabilities also would allow us to offer more services and products to our fabrication customers.

Our Fleet

We currently provide our services through a specialized fleet of vessels, including two DP vessels and five four-point vessels. We upgrade and refurbish each vessel that we acquire to specifically equip it to provide subsea construction and commercial diving services safely and efficiently. Thereafter, our vessels typically require one regulatory mandated drydocking every 30 months for inspections and certification and one major drydocking for refurbishment and upgrades every five years.

DP Vessels

The following table contains information regarding the DP vessels in our fleet as of June 30, 2006:

				Year		Date
				Purchased		Placed in		Clear Deck		Moon Pool		Crane
		Own/		or Chartered		Service by	Length	Space	Accom-	Launch/		Capacity
	Flag	Charter		by Superior		Superior	(feet)(1)	(sq. feet)	modations	SAT Diving		(tons)

Superior Endeavour	Vanuatu	Own		2004	(2)	10/2004	265	8,600	61	Yes	(3)	45	(3)
Gulmar Falcon	Panama	Charter	(4)	2006		4/2006	220	9,235	73	Yes	(5)	30

(1)	We measure the length of each vessel from the tip of the bow to the farthest point on the stern. Other companies or regulatory bodies may measure vessel length differently than we do.

(2)	We chartered this vessel beginning in October 2004 and purchased this vessel in April 2005.

(3)	We expect to place this vessel in the shipyard in the first quarter of 2007 for scheduled upgrades that are expected to take approximately three months to complete. Following these upgrades, the Superior Endeavour will be equipped with a 70-ton heave-compensated crane, a 12-man saturation diving system and a hyperbaric rescue chamber.

(4)	This charter expires in March 2008, subject to options to extend the charter for up to two additional six-month periods.

(5)	This vessel has a hyperbaric rescue chamber.

DP vessels employ thrusters in conjunction with satellite-based positioning and other positioning technologies to enable them to maintain a constant position and heading without the use of anchors. This system facilitates operations where mooring or anchoring is not feasible due to water depth, harsh conditions or congestion on the sea floor. DP vessels are not restricted to operating only during daylight hours, which allows us to work on projects 24 hours a day. These vessels are utilized for a variety of subsea construction services, including pipeline or flowline tie-ins, pipeline crossings and subsea tree installations and inspections. Each of our DP vessels has redundant capability, in that it has two independent computer systems that allow the vessel to continue to operate if a single fault occurs in one of the systems. Although some marine operations do not require redundancy, other operations involving a more significant risk of damage or injury necessitate the employment of redundant systems. DP vessels with single redundancy, or DP II vessels, may be employed in most locations around the world, with the exception of Norway, which requires vessels to have at least double redundancy, or DP III. Each of our DP vessels is equipped with a saturation diving system, allowing us to provide our services in water depths of up to 1,000 feet. As a result of the capabilities of our DP vessel fleet, we are able to charge higher dayrates than would be possible on non-DP vessels.

Superior Endeavor.  We acquired the Superior Endeavour in 2005 after having chartered this vessel since October 2004. The Superior Endeavour is a 265-foot, DP II vessel outfitted with a 45-ton capacity crane. This vessel has a clear deck space of 8,600 square feet and is currently outfitted with a six-man portable saturation diving system rated for water depths of up to 1,000 feet. This vessel also utilizes moon pool deployment, which is an opening in the center of the bottom of the vessel that allows the saturation diving system to be deployed more safely in adverse weather conditions. Following upgrades scheduled to be completed in the first half of 2007, the Superior Endeavour will be equipped with a 70-ton capacity heave-compensated crane, a 12-man saturation diving system and a hyperbaric rescue chamber, which is an additional chamber connected to the saturation diving system that acts as a floating pressurized lifeboat in the event of a vessel emergency. These upgrades will allow the vessel to perform higher-margin deepwater subsea construction support services in water depths greater than 1,000 feet.

Gulmar Falcon.  We began chartering the Gulmar Falcon in April 2006. The Gulmar Falcon is a 220-foot, DP II vessel outfitted with a 30-ton capacity crane, moon pool deployment capability and a hyperbaric rescue chamber. This vessel has a clear deck space of 9,235 square feet and includes a 12-man saturation diving system rated for water depths of up to 1,000 feet. The term of the charter expires in March 2008. We have the option to extend the charter for up to two additional six-month periods at the then-current market rate, which is not subject to a cap. The charter includes captain and crewing of the vessel.

Third-Party Vessels.  We provide diving resources and technical expertise to vessels owned or chartered by third parties, which typically are companies that prefer to own the vessel but do not have the diving resources or technical expertise necessary to perform the subsea construction projects that they wish to undertake. We began providing diving personnel and technical expertise to the Toisa Proteus in June 2006 pursuant to an agreement that expires in the third quarter of 2007, subject to termination by the owner on 30 days notice. The Toisa Proteus is a 432-foot, DP II vessel outfitted with a 441-ton capacity crane, moon pool deployment capability and a hyperbaric rescue chamber. This vessel has a clear deck space of 20,451 square feet and includes a 12-man saturation diving system rated for water depths of up to 1,000 feet.

Four-Point Vessels

The following table contains information regarding the four-point vessels in our fleet as of June 30, 2006:

			Year	Date
			Purchased	Placed in		Clear Deck		Crane
		Own/	or Chartered	Service by	Length	Space	Accom-	Capacity
	Flag	Charter	by Superior	Superior	(feet)(1)	(sq. feet)	modations	(tons)

Gulf Diver III	U.S.	Own	2003	9/2003	165	1,034	36	10
Gulf Diver IV (2)	U.S.	Own	2005	—	168	2,880	43	15
Gulf Diver V (3)	U.S.	Own	2005	3/2006	180	3,330	23	15
Gulf Diver VI (4)	U.S.	Own	2006	—	166	2,890	38	15
Odyssea Voyager	Vanuatu	Charter(5)	2006	2/2006	195	2,500	46	35

(1)	We measure the length of each vessel from the tip of the bow to the farthest point on the stern. Other companies or regulatory bodies may measure vessel length differently than we do.

(2)	This vessel has been in the shipyard for upgrade and refurbishment since we acquired it in December 2005. We expect to place this vessel in service in the fourth quarter of 2006.

(3)	This vessel is scheduled to be upgraded to a four-point vessel during the third quarter of 2006.

(4)	This vessel has been in the shipyard for upgrade and refurbishment since we acquired it in January 2006. We expect to place this vessel in service in the third quarter of 2006.

(5)	This charter expires in February 2007.

Our four-point vessels remain in place above a subsea construction site through the use of four anchors, two each at the bow and stern. Four-point vessels generally are used in shallower water depths in areas not located near existing platforms. Regulations also require providers of commercial dividing services to use anchored or DP vessels in water depths exceeding 220 feet. Four-point vessels allow us to perform a wider range of services than vessels with lesser technical capabilities can, including subsea construction and repair work. In addition, four-point vessels are not restricted to operating only during daylight hours, which allows us to work on projects 24 hours a day. As a result of the capabilities of our four-point vessel fleet, we are able to charge higher dayrates than would be possible on non-four-point, non-DP vessels.

In addition, we regularly seek to charter vessels or provide services to third-party vessels on a short-term basis during periods of high demand for our subsea construction and commercial diving services. For example, in the third and fourth quarters of 2005 we chartered more than 10 vessels on a short-term basis in response to increased demand for our services following Hurricanes Katrina and Rita. In the first quarter of

2006, we chartered seven vessels on a short-term basis. Vessels chartered on a short-term basis include four-point vessels, liftboats, inspection vessels and various other dive support vessels.

Diving Systems and ROVs

We provide subsea construction and commercial diving services in either surface diving or saturation diving modes. For projects with short-duration bottom times in water depths up to 300 feet, surface divers may be used employing traditional techniques of surface-supplied air and gas, without the use of a specialized chamber. For projects involving dives in water depths of between 300 and 1,000 feet, or with long-duration bottom times, saturation diving systems, which maintain an environment for the divers at the subsea water pressure at which they are working, are a safer and more efficient option. Saturation diving allows divers to make repeated dives without decompressing, thereby reducing the time necessary to complete the job and reducing the risks associated with frequent decompression. Projects in water depths exceeding 1,000 feet require the use of ROVs, which are robotic vehicles used to accomplish tasks beyond the capability of manned diving operations. We have purchased one newbuild work class ROV and leased a second, which we expect to place in service in the first quarter of 2007. From time to time, we plan to pursue the acquisition of additional ROVs to provide our services in a broader range of regions and water depths.

Each of our owned and chartered DP vessels is equipped with a built-in saturation diving system. We also have one portable saturation diving system that can be moved from vessel to vessel, including to vessels owned by third parties, which provides us with additional flexibility to meet our customers’ needs. In addition, we are currently building one additional portable saturation diving system, which we expect will enter into service in late 2006, and as part of the scheduled upgrades for the Superior Endeavour in early 2007, we intend to split the existing portable diving system currently on board that vessel into two separate systems and reactivate that vessel’s existing fixed saturation diving system. Following these projects, we will own a total of three portable saturation diving systems and one fixed saturation diving system, as well as having access to the fixed saturation diving system on board the Gulmar Falcon. These additional saturation diving systems will allow us to provide an even broader range of services and pursue additional work in water depths between 300 and 1,000 feet, enabling us to deploy our workforce to projects with the highest margin potential. Our existing portable saturation diving system, following scheduled upgrades, and each of our new systems, when completed, will include a hyperbaric rescue chamber.

Fabrication Business

Our fabrication business supports our subsea construction and commercial diving operations, increasing our ability to complete projects on a timely and cost-effective basis. In addition to supporting our core business, we design and manufacture crude oil and natural gas processing equipment, structural components and process piping for sale to our customers. Our primary fabrication facility consists of 82,000 square feet of work space located on approximately 7.5 acres in Amelia, Louisiana, and employs approximately 100 personnel. This multi-purpose facility includes an approximate 20,000-square foot materials warehouse, a 15,000-square foot concrete assembly area, a 6,150-square foot fabrication shop and a 1,950-square foot safety training center. Our facility is certified by the American Society of Mechanical Engineers, which requires us to meet rigorous provisions regarding the manufacture of equipment. Our fabrication personnel are highly qualified and include certified pipe, structural and vessel welders, certified crane operators, certified riggers, fitters, blasters, painters, project managers and safety personnel.

Our onshore fabrication capabilities include custom engineered products such as crude oil and natural gas separation packages, glycol dehydration packages, direct fired heater packages, electrostatic treater packages, pig launchers and receivers, manifolds, fuel gas treatment packages, water skimmers, vent scrubbers and other types of oil and gas process packages. Our structural component fabrication capabilities include small helidecks, pancake skids and extension decks for offshore platforms. Our fabrication business also offers work crews that provide offshore services, including platform restoration, riser installation, equipment hookup, structural repair and installation and platform maintenance. We intend to expand our fabrication capabilities in order to provide for in-house manufacturing of larger equipment and systems, enabling us to reduce our reliance on third-party suppliers and increase our ability to complete projects on a timely and cost-effective basis.

Contracts

Contracts for work in the U.S. Gulf of Mexico typically are awarded on a competitive bid basis, with customers usually requesting bids on projects one to three months prior to commencement. Contract terms vary depending on the services required and often are determined through negotiation. Most of our contracts can be categorized as either dayrate or fixed-price contracts.

In 2005 and the first quarter of 2006, all of our services were performed pursuant to dayrate contracts. Under a dayrate contract, we are paid a daily rate, which consists of a base rate for our vessel and crews as well as cost reimbursements for materials and ancillary activities, for so long as we provide our services. A dayrate contract generally extends over a period of time covering a particular project. Our dayrates are determined by prevailing market rates, vessel availability and historical rates paid by the specific customer. Due to lower activity and rougher seas, dayrates typically increase the farther into the western U.S. Gulf of Mexico a project is situated.

Historically, subsea construction projects have been performed on a fixed-price basis. Although we are not currently working pursuant to any fixed-price contracts, from time to time, particularly in periods of lower activity, we may enter into contracts that define the services that we will provide for an agreed-upon fixed price and certain cost protections. Additional work, which is subject to customer approval, is billed separately. This type of contract is used most commonly for complex subsea projects on which customers desire greater control over costs. Fixed-price contracts typically range from two to 30 days in duration. The revenues, cost and gross profit we realize on a fixed-price contract can vary significantly from the estimated amount because of changes in offshore job conditions, variations in labor and equipment productivity from the original estimates, or third-party costs. In addition, we sometimes bear the risk of delays caused by adverse weather conditions. We may experience reduced profitability or even losses on some projects because of cost overruns resulting from these or other variations and risks inherent in our industry.

Most of our contracts are terminable by our customers without penalty and with relatively little or no notice. A customer may decide to terminate a contract because it no longer needs our services or may be able to obtain comparable services at a lower dayrate. In addition, customers may seek to renegotiate the terms of their existing contracts during depressed market conditions.

Customers

Our customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating on the outer continental shelf of the U.S. Gulf of Mexico. Over the last two years, we have performed services for over 120 customers, and we currently maintain master services agreements with approximately 250 companies. The amount of capital spending by our customers varies from year to year due to the concentrated nature of construction and installation expenditures and the unpredictability of repair work. Consequently, customers that account for a significant portion of our revenues in one year may represent an immaterial portion of our revenues in subsequent years. Our two largest customers for the year ended December 31, 2005 were El Paso Corporation and one of its subsidiaries, Southern Natural Gas Company. Our three largest customers for the three months ended March 31, 2006 were Southern Natural Gas Company, Williams Companies and Energy Partners, Ltd. No other customer accounted for more than 10% of our revenues in either period.

Competitors

Our business is highly competitive. Contracts for our services are generally awarded on a competitive bid basis. In periods of high demand such as we are currently experiencing, vessel and diver availability is the primary factor in determining who is awarded the job, with price being a secondary factor. In periods of lower demand, price generally is the primary factor in awarding jobs. Customers also consider reputation, experience, and safety record of the service provider in awarding jobs. Our primary competitors are Cal Dive International,

Inc., Horizon Offshore, Inc., Epic Divers, Inc., Oceaneering International, Inc. and Veolia ES Industrial Services, Inc. (formerly Onyx Industrial Services, Inc.). In response to increasing demand for subsea construction and commercial diving services in the U.S. Gulf of Mexico, existing diving companies have added new equipment to their operations and new diving companies have begun operating in the region. As large international companies relocate diving vessels to the U.S. Gulf of Mexico, or add to their fleets through newbuilds or other acquisitions, levels of competition may increase. We believe that the ability of companies to effectively compete in this market is limited primarily by the supply of qualified diving personnel and the availability of marine assets, including vessels and saturation diving systems. Some of our competitors have greater financial and other resources than we have and may be better positioned to attract experienced personnel and make technological improvements to existing equipment or replace equipment that becomes obsolete.

Safety

The safety of our personnel is extremely important to us, and we believe that our safety practices play a significant role in attracting customers and diving personnel. Our goal is to foster a culture of safety among our employees by maintaining high standards of safety consciousness, actively promoting employee participation in measures aimed at improving safety and keeping personnel fully informed of any known or potential hazards that may affect them, their colleagues or our vessels. We create and train teams of divers to work together; as we have expanded, these teams are broken up so that our divers may train new personnel in other teams. Upon hiring, all divers attend a survival training school and an in-house training school in which they are introduced to our company culture and safety practices. Supervisors attend daily safety meetings to learn of applicable hazards and how to avoid them on particular jobs. We have created a safety steering committee consisting of project managers with significant industry experience, which works with customers to plan safe methods for completing projects. Our maintenance program for our vessels and equipment also serves to reduce the possibility of accidents. We also actively participate with government, trade organizations and the public in creating responsible laws, regulations and standards to safeguard the workplace, the community and the environment.

Operating Risks and Insurance

Our business involves a high degree of operational risks. Hazards and risks that are inherent in marine operations include capsizing, grounding, colliding, and sustaining damage from severe weather conditions. In addition, our construction and repair work can disrupt existing pipeline, platforms and other offshore structures. Any of these incidents could cause damage to, or destruction of, vessels, property or equipment, personal injury or loss of life, suspension of production operations, or environmental damage. The failure of offshore pipelines or structural components during or after our installation could also result in similar injuries or damages. Any of these events could result in interruption of our business or significant liability. We also may be subject to personal injury and other claims of vessel personnel as a result of our subsea construction and commercial diving operations.

We insure against these risks at levels consistent with industry standards. We also carry hull, protection and indemnity, general liability, workers’ compensation, maritime employer’s liability and other insurance customary in our business. All insurance is carried at levels of coverage and deductibles we consider financially prudent. Our hull insurance provides coverage for physical damage up to an agreed amount for each vessel, with a deductible of $15,000 per occurrence. The deductible for our protection and indemnity insurance, which covers liabilities arising from the operation of vessels, is $10,000 per occurrence. We also carry general liability insurance, which covers liabilities arising from construction operations, and for which the deductible is $25,000 per occurrence. Onshore employees are covered by workers’ compensation. Offshore employees are covered by our maritime employer’s liability insurance, which covers Jones Act exposures. The deductible for our maritime employer’s liability insurance is $25,000 per occurrence. We also have an umbrella liability policy with a total limit of $100.0 million in excess of primary coverages. Our services are provided in hazardous environments where accidents involving catastrophic damage or loss of life could occur, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting large claims. Although there can be no assurance the amount of insurance we carry is sufficient to protect us fully in all events, or that such insurance will continue to be available at current levels of cost or coverage, we believe that our insurance protection is adequate for our current business operations. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on our business, financial condition or results of operations.

Regulation

Government Regulation

Many aspects of the subsea construction and commercial diving services industry, as well as the facilities and activities supporting these operations, are subject to extensive governmental regulations. Certain of our activities, vessels, and the facilities where we perform services are subject to the jurisdiction of the U.S. Coast Guard, the U.S. Environmental Protection Agency, the U.S. Occupational Safety and Health Administration, the National Transportation and Safety Board, the U.S. Customs and Border Protection Service and the U.S. Department of Homeland Security, as well as private industry organizations such as the American Bureau of Shipping and Det Norske Veritas. We are also a member of the Association of Diving Contractors International and have agreed to maintain certain standards as set forth by that organization.

We are required by various governmental and quasi-governmental agencies to file for or obtain certain permits, licenses, registrations, certificates, or other authorizations with respect to our operations. The nature of the authorizations required depends on a number of factors, but we believe that we have filed for or obtained all authorizations required to conduct our business.

Our operations are affected from time to time and in varying degrees by domestic and international political developments, laws, and regulations including requirements relating to constructing and equipping offshore crude oil and natural gas production facilities and other marine facilities, marine vessel safety, worker health and safety, environmental protection, and security.

We depend on the demand for our services from the crude oil and natural gas industry and, therefore, our business is affected by laws and regulations — including laws governing taxes, environmental protection, and energy policy — that relate to the crude oil and natural gas industry generally. One potential change in law that could significantly affect the crude oil and natural gas industry would be legal requirements to reduce emissions of the greenhouse gas emissions that result from, among other things, the burning of fossil fuels. The United States has not ratified international protocols on global warming that would require mandatory reductions of greenhouse gas emissions, and there does not appear to be majority support in Congress currently for legislation imposing such requirements. There has been support in various regions of the United States for legislation or other efforts to compel such reductions, however, and some lawsuits have been filed by proponents of emissions reduction measures. It is not possible to accurately estimate how potential future laws, regulations, or claims relating to greenhouse gas emissions might impact the crude oil and natural gas industry or our business.

Our operations are conducted in the U.S. domestic trade, which is governed by the coastwise laws of the United States. The U.S. coastwise laws restrict marine transportation, including diving services, between points in the United States, which include drilling rigs and other structures attached to the outer continental shelf, to vessels built in and documented under the laws of the United States and owned and manned by U.S. citizens. Generally, an entity qualifies as a U.S. citizen so long as:

•	it is organized under the laws of the United States or a state;

•	each of its president or other chief executive officer, by whatever title, and the chairman of its board of directors is a U.S. citizen;

•	no more than a minority of the number of its directors necessary to constitute a quorum for the transaction of business are non-U.S. citizens;

•	at least 75% of the interest and voting power in the corporation is held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens; and

•	in the case of a limited partnership, the general partner meets U.S. citizenship requirements for U.S. coastwise trade.

Because we could lose our privilege of operating our vessels in the U.S. coastwise trade if non-U.S. citizens were to own or control in excess of 25% of our outstanding interests, our certificate of incorporation will restrict foreign ownership and control of our common stock to not more than 20% of our outstanding interests.

Environmental Regulation

Our operations are subject to a variety of federal, state, and local requirements, as well as international and foreign obligations, relating to the discharge of pollutants into the environment or otherwise to environmental protection. Numerous government agencies issue complex regulations, policies, and permits to implement these requirements. Any failure to protect the environment or any noncompliance with these requirements can result in substantial administrative, civil, or even criminal penalties, obligations to clean up or restore resulting environmental and natural resource damages and, in some instances, the issuance of injunctions limiting or preventing some or all of our operations.

Federal environmental laws that may apply to our facilities and operations, include the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Oil Pollution Act, as each is amended from time to time, as well as analagous, state, local, foreign and international laws and implementing regulations that provide for a variety of measures intended to help protect or limit damage to the environment with respect to certain releases, emissions, or discharges of oils, hazardous substances, and other pollutants to the air, surface water, land, or groundwater. Certain of these laws may impose joint and several strict liability without regard to fault or the legality of the original conduct that could require us to remove or remediate previously disposed wastes or property contamination, or to perform corrective actions to prevent future contamination. In addition, certain of our facilities, operations, and activities are also governed by requirements under the Federal Occupational Safety and Health Act or analagous state, local, foreign and international laws or regulations relating to worker safety.

We believe that we are in substantial compliance with applicable environmental laws and regulations and that compliance with these requirements has not had a material adverse impact on our capital expenditures, earnings, or competitive position. Although we cannot predict all of the environmental or safety requirements or circumstances that will exist in the future, we anticipate that environmental and safety protection standards will become increasingly stringent and costly. Based on our experience to date, we do not currently anticipate a material adverse effect on our business or consolidated financial position will result from existing environmental and safety laws and regulations applicable to our facilities and operations. Nevertheless, future events, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies or actions of regulatory agencies, or stricter or different interpretations of existing laws and regulations may require additional expenditures by us, which may be material. Accordingly, there can be no assurance that we will not incur significant environmental- or safety-related costs in the future.

Employees

As of August 1, 2006, we had approximately 500 employees, including approximately 250 diving and marine personnel, which generally include divers, diving supervisors and support crews, approximately 100 personnel employed in our fabrication business and approximately 130 sales and administrative personnel. We also utilized approximately 150 additional contract diving and marine personnel as of August 1, 2006. We require skilled personnel to operate and provide technical services and support for our vessels and to engage in subsea construction and commercial diving operations. As a result, we conduct extensive personnel recruiting, training and safety programs. None of our employees works for us under collective bargaining agreements.

Efforts have been made from time to time, however, to unionize portions of the offshore workforce in the U.S. Gulf of Mexico. We are not protected against work stoppages or labor problems by our employees or employees of the subcontractors we use. Work stoppages or other labor problems could have a material adverse effect on our business. We believe that our employee relations are good.

Properties

Our corporate headquarters are located at 900 S. College Road, Suite 301, Lafayette, Louisiana 70503. All of our facilities are leased. Future minimum rentals under these non-cancelable leases are approximately $0.9 million as of March 31, 2006, with $0.3 million due in the last three quarters of 2006, $0.4 million due in 2007, $0.1 million due in 2008, $0.1 million due in 2009 and $0.0 million due thereafter. Total rental expense under these operating leases was approximately $0.1 million in the first three months of 2006, $0.3 million in 2005, $0.1 million in 2004 and $0.1 million in 2003.

		Size	Lease
Location	Function	(square feet)	Expiration

Lafayette, Louisiana	Corporate Headquarters and Operations	14,857	December 1, 2007
Amelia, Louisiana	Fabrication	82,000	June 30, 2010
Broussard, Louisiana	Diving Operations	12,000	April 1, 2007
Houston, Texas	Sales and Commercial	2,548	September 29, 2006
Belle Chasse, Louisiana	Diving Operations, Sales and Fabrication	22,500	May 31, 2008

Legal Proceedings

We and our subsidiaries are routinely involved in litigation, claims and disputes arising in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our directors and executive officers upon completion of this offering, including their ages, as of June 30, 2006:

Name	Age	Position

Louis E. Schaefer, Jr.	63	Chairman of the Board
James J. Mermis	57	Chief Executive Officer and Director
John Guarisco	56	Chief Financial Officer and Director
R. Joshua Koch, Jr.	52	Senior Vice President, General Counsel, Secretary and Director
		Director Nominee (1)
		Director Nominee (1)
		Director Nominee (1)
		Director Nominee (1)
		Director Nominee (1)

(1)	These individuals will become directors immediately upon the completion of this offering.

Louis E. Schaefer, Jr. founded our company and has been our Chairman of the Board since August 2006. Mr. Schaefer was our Chief Executive Officer from 1994 until August 2006. From 1986 to 1992, Mr. Schaefer was an account manager at Cal Dive International, Inc., an offshore energy services company, and from 1984 to 1986 he worked for American Oilfield Divers Inc., an offshore energy services company. Between 1970 and 1984, Mr. Schaefer served as Chief Executive Officer of Schaefer Diving, an offshore energy services company.

James J. Mermis has been our Chief Executive Officer since August 2006. Mr. Mermis was our President from February 2006 to August 2006 and our Vice President of Operations from March 2005 to January 2006. From June 2000 until February 2005, Mr. Mermis served as General Manager of Business Development at Torch Offshore, Inc., an offshore energy services company. From 1997 until 2000, Mr. Mermis worked at Stolt Comex Seaway Inc., an offshore energy services company, as Operations Manager and Senior Project Manager. Prior to that time, Mr. Mermis served in a variety of capacities at Subsea International Inc., an offshore energy services company. Mr. Mermis has over 30 years of experience in the domestic and international energy services industry. Mr. Mermis has a degree in Marine Technology and a Masters of Business Administration from Tulane University.

John Guarisco has been our Chief Financial Officer since December 2004. Prior to that time, Mr. Guarisco was employed by Friends Enterprises, LLC (formerly Berwick Bay Oil Co., Inc.), an oil jobber and convenience store operator, at which he served as Chief Financial Officer from December 1996 until November 2004 and General Manager of Administration and Finance from July 1985 until November 1996. From June 1977 until July 1985, Mr. Guarisco was Controller of Garber Industries, Inc., an oilfield services company.

R. Joshua Koch, Jr. has been our Senior Vice President, General Counsel and Secretary since May 2006. From May 1995 until May 2006, Mr. Koch practiced at the law firm of Spyridon, Koch, Palermo & Dornan, L.L.C., where he served as our primary legal counsel. Mr. Koch’s legal practice has concentrated in the areas of energy, admiralty and commercial litigation. Mr. Koch was an adjunct professor on trial skills for both Tulane and Loyola University Schools of Law and a member of the faculty of the National Institute of Trial Advocacy. Mr. Koch is a former director of the New Orleans chapter of the Federal Bar Association. Mr. Koch is also a member of the Maritime Law Association, the Louisiana Association of Defense Counsel, the Southeastern Admiralty Law Institute and the Defense Research Institute and holds an AB-rating from Martindale-Hubble. Mr. Koch received a Bachelor of Arts degree from the University of Oklahoma in 1975 and a Juris Doctor degree from Tulane University School of Law in 1978.

Structure of the Board of Directors After this Offering

Prior to the completion of this offering, we intend to restructure our board of directors. Our board of directors currently consists of four directors. We intend to appoint five additional directors, subject to the completion of this offering, each of whom has consented to serve. We anticipate that          ,          ,          ,          , and           will be independent as determined by our board of directors under the applicable securities law requirements and Nasdaq Marketplace Rules.

For so long as Mr. Louis E. Schaefer, Jr., our Chairman of the Board, is the direct owner of shares representing more than 50% of the total voting power of our common stock, he will have the ability to direct the election of all of the members of our board of directors, the composition of our board committees and the size of the board. See “Description of Capital Stock.”

Although we would otherwise qualify for the “controlled company” exemptions of the Nasdaq corporate governance standards, we do not currently intend to avail ourselves of those exemptions.

Committees of Our Board of Directors After this Offering

Our board of directors plans to have an audit committee, a nominating and governance committee and a compensation committee following this offering. We intend that all the members of our compensation committee will be independent under applicable provisions of the Nasdaq Marketplace Rules. In addition, we intend that the members of our audit committee will be independent under applicable provisions of the Securities Exchange Act of 1934 and the Nasdaq Marketplace Rules.

Audit Committee

The audit committee, which is expected to consist of          ,           and          , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that          qualifies as an “audit committee financial expert,” as that term is defined in the rules of the SEC.

Nominating and Governance Committee

The nominating and governance committee, which is expected to consist of          ,           and          , will assist the board in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, overseeing the board’s annual evaluation of the performance of the board of directors, its committees and individual directors, reviewing compensation received by directors for service on the board of directors and its committees, developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company.

Compensation Committee

The compensation committee, which is expected to consist of          ,           and          , will assist the board in reviewing and approving the compensation of our executive officers, evaluating the performance of our chief executive officer, overseeing the performance evaluation of senior management and administering and making recommendations to the board of directors with respect to our incentive-compensation plans, equity-based compensation plans and other benefit plans.

Director Compensation

We currently do not pay any compensation to any of our directors in their capacity as members of our board of directors. In conjunction with this offering, we will be adding independent directors to our board of directors. Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $     . Each non-

employee director also will receive a fee of $      for each board meeting and each committee meeting attended, and we will reimburse reasonable expenses incurred in connection with attending those meetings. In addition, the chairman of the audit committee will receive an annual fee of $     , the chairman of the nominating and governance committee will receive an annual fee of $     , and the chairman of the compensation committee will receive an annual fee of $     . Each non-employee director also will receive an initial grant of restricted stock under our 2006 stock incentive plan having a fair market value (as defined in the plan) of $     .

Executive Compensation

The following table sets forth the cash and other compensation paid by us in 2005 to Louis E. Schaefer, Jr., who served as our Chief Executive Officer during 2005, and our next two most highly paid executive officers, whom we collectively refer to as the “named executive officers.”

Summary Compensation Table

		Annual Compensation
Name and		Total Annual				Other Annual		All Other
Principal Position	Year	Compensation	Salary	Bonus		Compensation		Compensation

Louis E. Schaefer, Jr. (1)	2005	$717,855	$122,298	$470,081	(2)	$125,476	(3)	$44,746	(4)
Chief Executive Officer
James J. Mermis (5)	2005	148,177	143,077	5,100		—		1,126	(6)
President
John Guarisco	2005	135,277	130,177	5,100		95,600	(7)	—
Chief Financial Officer

(1)	Mr. Schaefer served as our Chief Executive Officer until August 2006, when he became our Chairman of the Board.

(2)	This amount reflects cash bonuses paid to Mr. Schaefer and associated tax gross-up payments.

(3)	This amount reflects sales commissions of $91,480 paid to Mr. Schaefer and cash payments of $33,996 made to third parties on behalf of Mr. Schaefer.

(4)	This amount reflects (i) matching contributions paid by us under our 401(k) plan of $12,816; (ii) life insurance premiums paid by us of $27,055; and (iii) the estimated personal value of automobiles provided by us for Mr. Schaefer’s use, which was $4,875. For purposes of this table, we have estimated Mr. Schaefer’s personal use of automobiles at 25% of total usage. Accordingly, this amount above represents 25% of our estimated fair market value of the automobiles.

(5)	Mr. Mermis joined our company in March 2005 and became our Chief Executive Officer in August 2006.

(6)	This amount reflects life insurance premiums of $1,126 paid by us.

(7)	In 2005, we relocated our corporate offices to Lafayette, Louisiana following Hurricane Katrina. In connection with that relocation, we reimbursed the relocation expenses of certain employees, including Mr. Guarisco. This amount reflects a payment of relocation expenses for Mr. Guarisco of $95,600, including an associated tax gross-up payment.

2006 Stock Incentive Plan

We intend to adopt the Superior Offshore International, Inc. 2006 Stock Incentive Plan for our directors, officers, employees and consultants and those of our subsidiaries and affiliates. The plan will permit the grant of awards covering an aggregate of           shares of our common stock in any combination of the following:

•	options to purchase shares of our common stock, which may be incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock and other stock-based awards, such as phantom stock; and

•	performance unit awards.

We intend to grant to our directors and certain officers and employees an aggregate of           shares of restricted stock and options to purchase an aggregate of           shares of our common stock with an exercise price equal to                prior to the completion of this offering.

Administration.  The compensation committee of our board of directors will administer the plan. The compensation committee will have the authority to designate which directors, officers, employees and consultants are eligible to receive awards, determine the terms and conditions of each award, interpret the plan and the respective award agreements executed under the plan and make all other determinations with respect to the plan.

Stock Options.  The compensation committee is authorized under the plan to grant options to purchase shares of common stock, which may be incentive stock options satisfying the requirements of Section 422 of the Internal Revenue Code, or non-qualified stock options. Options will be evidenced by a written award agreement with the participant, which will include any provisions that the compensation committee may specify. The exercise price of an option may not be less than the fair market value of a share of our common stock on the date of grant. All incentive stock options granted under the plan must have a term of no more than ten years. The option price, number of shares, terms and conditions of exercise, whether a stock option may qualify as an incentive stock option under the Internal Revenue Code and other terms of a stock option grant will be fixed by the compensation committee as of the grant date.

The option price of any stock option must be paid in full at the time the stock is delivered to the participant. The price must be paid in cash or, if approved by the compensation committee and elected by the participant, by means of tendering shares of our common stock already owned by the participant.

Stock Appreciation Rights.  The compensation committee may make awards of stock appreciation rights, or SARs, conferring on a participant a right to receive, upon exercise, the excess of (1) the fair market value of one share of common stock on the exercise date over (2) the exercise price of such SAR as determined by the compensation committee as of the grant date, which may not be less than the fair market value of one share of common stock on the grant date. The compensation committee will determine the time or times at which an SAR may be exercised in whole or in part, the method of exercise and other terms and conditions of an SAR. The settlement of SARs may be payable in either cash, common stock or a combination thereof.

Restricted Stock Awards.  The compensation committee may make awards consisting of common stock subject to restrictions on transferability and other restrictions that the compensation committee chooses to impose, including limitations on the right to vote or receive dividends, if any, with respect to the common stock to which the award relates. These awards may be subject to forfeiture upon termination of employment, upon a failure to satisfy performance goals during an applicable restriction period, or any other comparable measurement of performance.

Performance Unit Awards.  The compensation committee may grant performance units to participants on terms and conditions as it may determine. The compensation committee has the discretion to determine the number of performance units granted to each participant and to set performance goals and other terms or conditions to payment of the performance units in its discretion which, depending on the extent to which they are met, will determine the number and value of performance units that will be paid to the participant.

Other Stock-Based Awards.  The compensation committee may, subject to limitations under applicable law, grant other awards that are payable in or valued relative to shares of our common stock, such as phantom stock, as it deems to be consistent with the purposes of the plan. The compensation committee will determine the terms and conditions of any other stock-based awards.

Amendment, Modification and Termination.  Subject to applicable law or stock exchange rules, our board of directors may at any time amend or terminate the plan without stockholder approval. The compensation committee may amend or terminate any outstanding award without approval of the participant; however, no such amendment or termination may be made that would otherwise adversely impact a participant, without the consent of the participant.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Offering by Selling Stockholders

We are paying the expenses of the offering by the selling stockholders, other than the underwriting discounts and taxes with respect to shares of common stock sold by the selling stockholders if the underwriters exercise their overallotment option and the fees and expenses of any other attorneys, accountants and other advisors separately retained by them.

Registration Rights Agreement

We have entered into a registration rights agreement with Louis E. Schaefer, Jr., our Chairman of the Board, and Schaefer Holdings, LP. Under the agreement, holders of at least 25% of the registrable securities subject to the agreement may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock, subject to certain limitations. These stockholders may request a total of three such registrations and only one in any six-month period. These holders also have the right to cause us to register their registrable securities on Form S-3, when it becomes available to us. In addition, if we propose to register securities under the Securities Act, then the holders who are party to the agreement will have “piggy-back” rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. There is no limit to the number of these “piggy-back” registrations in which these holders may request their shares be included. We generally will bear the registration expenses incurred in connection with registrations. We have agreed to indemnify these stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the agreement. These registration rights will terminate at the earlier of (a) ten years from the closing date of this offering or (b) with respect to any holder, the date that all registrable securities held by that holder may be sold in a three-month period without registration under Rule 144 of the Securities Act and such registrable securities represent less than one-percent of all outstanding shares of our capital stock.

Reorganization

We were founded in 1986 by Mr. Schaefer. Our business is currently conducted by Superior Offshore International, L.L.C., which is a Louisiana limited liability company. Prior to the completion of this offering, that limited liability company will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. Upon completion of the Reorganization and prior to this offering, we will have outstanding           shares of common stock,  % of which will be beneficially owned by Mr. Schaefer. Following this offering, Mr. Schaefer will beneficially own  % of the outstanding common stock (or  % if the underwriters exercise the over-allotment option in full).

Transactions Before the Reorganization

In December 2005, Superior Diving Company, Inc. and Superior Offshore Services, Inc. each merged with and into Superior Offshore International, L.L.C., with Superior Offshore International, L.L.C. as the surviving entity in each transaction. Mr. Schaefer received membership interests in Superior Offshore International, L.L.C. in exchange for the shares of common stock of Superior Diving Company, Inc. and Superior Offshore Services, Inc. that he owned prior to the mergers.

As of June 30, 2006, Mr. Schaefer was the sole member of Superior Offshore International, L.L.C. As a privately held company, we have from time to time made payments to third parties on behalf of Mr. Schaefer. In connection with these payments to third parties, we have provided Mr. Schaefer with special cash compensation in amounts sufficient to cover the payments and the associated taxes. This special cash compensation is reflected as a selling, general and administrative expense in our financial statements for the relevant period and, in the case of 2005, is included under the column “Other Annual Compensation” in the “Summary Compensation Table” appearing above in “Management — Executive Compensation.”

In 2005, we paid Mr. Schaefer special cash compensation of $33,996 to cover payments that we made during 2005 to third parties on his behalf.

In the first quarter of 2006, we paid Mr. Schaefer special cash compensation of $545,554 to cover payments that we made during the quarter to third parties on his behalf, including an associated tax gross-up payment.

In the second quarter of 2006, we paid a cash distribution to Mr. Schaefer, our sole member at the time of such distribution, in the amount of $844,032. We paid $294,032 of such distribution to a third party on behalf of Mr. Schaefer. In addition, in the second quarter of 2006, we paid Mr. Schaefer special cash compensation of $104,799 to cover payments that we made during the quarter to third parties on his behalf, including an associated tax gross-up payment.

In August 2006, Superior Offshore International, Inc. issued 1,000 shares of common stock to Mr. Schaefer in connection with its formation.

We currently employ Mr. Schaefer’s two sons at annual salaries of $120,000 and $36,000, respectively.

Mr. Schaefer owns two of the properties that we use in our business. We make rental payments with respect to these properties in an amount equal to the principal and interest payments under the related promissory notes. In 2005, we made rental payments of $20,357, and in the first quarter of 2006 we made rental payments of $5,192. These payments are reflected as rental expense in our financial statements.

The transactions described under this caption “— Transactions Before the Reorganization” may not have been on or have terms as favorable to our company as we could have obtained from unaffiliated third-parties in arms-length transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common stock by (1) each stockholder known by us to own beneficially more than 5% of our common stock, (2) each of the named executive officers, (3) each of our directors and persons nominated to become directors upon closing of this offering and (4) all of our current directors, director nominees and executive officers as a group.

To our knowledge, except as indicated in the footnotes to this table or as provided by applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Percentage Beneficially Owned
		Maximum Number		After Offering	After Offering
		of Shares to be Sold		(Assuming No	(Assuming
	Shares	Upon Exercise of		Exercise of	Exercise of Over-
Name and Address of	Beneficially	Over-Allotment	Before	Over-Allotment	Allotment
Beneficial Owners	Owned	Option (1)	Offering	Option) (2)	Option in Full) (2)

Louis E. Schaefer, Jr. (3)
Schaefer Holdings, LP (4)
James J. Mermis (5)
John Guarisco (6)
R. Joshua Koch, Jr. (4)(7)
Directors, Director Nominees and Officers as a Group ( persons)

*	Represents ownership of less than 1%.

(1)	If the underwriters fully exercise their over-allotment option, then the selling stockholders will sell the number of shares of common stock indicated. If the underwriters partially exercise their over-allotment option, then the number of shares to be sold by each selling stockholder will be allocated pro rata.

(2)	Gives effect to the issuance and sale by us of shares in the offering.

(3)	Includes shares of our common stock held by Mr. Schaefer. Mr. Schaefer’s address is c/o Superior Offshore International, Inc., 9302 Lambright Road, Houston, Texas 77075.

(4)	Schaefer Holdings, LP, a Texas limited partnership (“Schaefer Holdings”), holds shares of our common stock. Schaefer Holdings GP, LLC, a Texas limited liability company (“Schaefer GP”), is the sole general partner of Schaefer Holdings. R. Joshua Koch, Jr. is the sole manager of Schaefer GP and, as a result, possesses voting and investment power with respect to the shares of our common stock held by Schaefer Holdings. The address of Schaefer Holdings is 9302 Lambright Road, Houston, Texas 77075.

(5)	Includes shares of restricted stock to be awarded to Mr. Mermis under our 2006 stock incentive plan prior to the completion of this offering. Mr. Mermis’ address is c/o Superior Offshore International, Inc., 900 S. College Road, Suite 301, Lafayette, Louisiana 70503.

(6)	Includes shares of restricted stock to be awarded to Mr. Guarisco under our 2006 stock incentive plan prior to the completion of this offering. Mr. Guarisco’s address is c/o Superior Offshore International, Inc., 900 S. College Road, Suite 301, Lafayette, Louisiana 70503.

(7)	Includes shares of restricted stock to be awarded to Mr. Koch under our 2006 stock incentive plan prior to the completion of this offering and shares of our common stock held by Schaefer Holdings. Mr. Koch disclaims beneficial ownership in the shares held by Schaefer Holdings except to the extent of his pecuniary interest in the partnership. Mr. Koch’s address is c/o Superior Offshore International, Inc., 900 S. College Road, Suite 301, Lafayette, Louisiana 70503.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock will consist of      shares of common stock, par value $0.01 per share, and      shares of preferred stock, par value $0.01 per share. Immediately prior to this offering, there has been no public market for our common stock. Although we will apply to list our common stock on the Nasdaq Global Market, a market for our common stock may not develop, and if one develops, it may not be sustained.

Common Stock

Each share of common stock will entitle the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There will be no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors will be able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock will carry no preemptive or other subscription rights to purchase shares of our stock and will not be convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

Preferred Stock

Our board of directors will have the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights; and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction that the board deems to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Election and Removal of Directors

Our board of directors will consist of at least one director. The exact number of directors will be fixed from time to time by resolution of the board. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws will specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws will provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described above under “— Election and Removal of Directors,” “— Stockholder Meetings” and “— Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock generally will be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws generally may be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, with the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose required for any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws also will impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder generally must deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but if less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder also must submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders has the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Foreign Ownership

In order to preserve our ability to enjoy the benefits of U.S. domestic trade for certain of our vessels, we must maintain U.S. citizenship for U.S. coastwise trade purposes as defined in the Merchant Marine Act of 1936, the Shipping Act of 1916 and other federal laws that restrict domestic trade. Under these regulations, to maintain U.S. citizenship for these purposes and, therefore, be qualified to engage in U.S. coastwise trade:

•	our president or chief executive officer, our chairman of the board and a majority of a quorum of our board of directors must be U.S. citizens; and

•	at least 75% of the ownership and voting power of each class of our stock must be held by U.S. citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-U.S. citizens.

In order to protect our ability to operate our vessels in U.S. coastwise trade, our certificate of incorporation will contain provisions that limit foreign ownership of our capital stock to a fixed percentage that is equal to 5% less than the percentage that would prevent us from qualifying as a coastwise citizen. We refer to the percentage limitation on foreign ownership as the permitted percentage. The permitted percentage is currently 20%.

Our certificate of incorporation provides that:

•	any transfer, or attempted or purported transfer, of any shares of our capital stock that would result in the ownership or control in excess of the permitted percentage by one or more persons who is not a U.S. citizen for purposes of U.S. coastwise shipping will be void and ineffective as against us; and

•	if, at any time, persons other than U.S. citizens own shares of our capital stock or possess voting power over any shares of our capital stock, in each case (either of record or beneficially)

in excess of the permitted percentage, we may withhold payment of dividends on and suspend the voting rights attributable to such shares.

Certificates representing our common stock may bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our certificate of incorporation permits us to:

•	require, as a condition precedent to the transfer of shares of capital stock on our records, representations and other proof as to the identity of existing or prospective stockholders;

•	establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner thereof is a U.S. citizen; and

•	redeem any shares held by non-U.S. citizens that exceed the permitted percentage at a price based on the then-current market price of the shares.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

We will apply to list our common stock on the Nasdaq Global Market under the symbol “     .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is       .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

After this offering, we will have           shares of our common stock outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by one of our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders.

All of the shares outstanding upon completion of the offering, other than the shares sold in the offering, are deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

In general, beginning 90 days after the date of the prospectus, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

•	1% of the total number of shares of common stock then outstanding; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing with the SEC of the stockholder’s required notice of sale.

Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the manner of sale, public information, volume limitation and notice requirements of Rule 144.

Each of our company, our executive officers and directors, the selling stockholders and certain other persons has agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus, sell shares of common stock or take other related actions, subject to limited exceptions, all as described under “Underwriting.” These lock-up agreements cover substantially all the shares outstanding upon completion of the offering, other than the shares sold in the offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated has no current intent or arrangement to release any shares subject to these lock-up agreements. The release of any lock-up will be considered on a case-by-case basis. In considering whether to release any shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated would consider the particular circumstances surrounding the request, including the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock, and whether the holder of our shares requesting the release is an officer, director or other affiliate of our company.

In addition, Louis E. Schaefer, Jr. and Schaefer Holdings, LP have registration rights with respect to their shares. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax considerations applicable to non-U.S. holders relating to the purchase, ownership and disposition of our common stock, which does not purport to be a complete analysis of all the potential tax considerations relating thereto. The rules governing the United States federal income and estate taxation of non-U.S. holders are complex, and no attempt will be made in this prospectus to provide more than a summary of certain of those rules. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions as of the date of this prospectus. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those described in this summary. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset. As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or any other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or any other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state or political subdivision thereof;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual is treated as a resident of the United States in any calendar year for United States federal income tax purposes if the individual is present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for United States federal income tax purposes as if they were United States citizens.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction.” If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your own tax advisor as to the tax consequences of the purchase, ownership and disposition of our common stock.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF

OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Our Common Stock

Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent dividends are not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

Dividends paid on our common stock to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate subject to reduction or complete exemption under an applicable tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification requirements are satisfied. A non-U.S. holder generally can meet the certification requirements by providing a properly executed IRS Form W-8ECI (or valid substitute or successor form) to us or our paying agent. Such effectively connected dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate subject to reduction or complete exemption under an applicable tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities and to non-U.S. holders whose stock is held through certain foreign intermediaries.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dispositions of Our Common Stock

A non-U.S. holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder); in these cases, the non-U.S. holder will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined in the Code, and if the non-U.S. holder is a foreign corporation, it may be subject to the additional “branch profits tax” at a 30% rate subject to reduction or complete exemption under an applicable tax treaty;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met; in these cases, the individual non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period for our common stock and the five year period ending on the date of disposition.

We are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we become a “United States real property holding corporation,” a non-U.S. holder may, in certain circumstances, be subject to United States federal income tax on the disposition of our common stock.

Certain United States Federal Estate Tax Considerations

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to information reporting and United States backup withholding. A non-U.S. holder will be exempt from backup withholding if such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise meets documentary evidence requirements for establishing that such stockholder is a non-U.S. person or otherwise qualifies for an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that:

•	is a United States person for United States tax purposes;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for United States tax purposes; or

•	is a foreign partnership, if at any time during its tax year (1) one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the seller is not a non-U.S. holder.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s United States tax liability by timely filing a properly completed claim for refund with the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock set forth opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option		With Option

Public offering price	$	$		$
Underwriting discount	$	$		$
Proceeds, before expenses, to us	$	$		$
Proceeds, before expenses, to the selling stockholders	$		$—	$

The expenses of the offering, not including the underwriting discount, are estimated at $      million and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to an aggregate of           additional shares of our common stock from them at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers, directors and the selling stockholders have agreed, subject to exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up provision will not apply to the sale of shares by the selling stockholders to the underwriters in this offering, nor will it restrict us from filing a registration statement with respect to, and issuing securities under, our 2006 stock incentive plan and will not prohibit the admission of new limited partners to, or the transfer of limited partnership interests in, Schaefer Holdings, LP. In addition, the lock-up provision will not apply to the issuance of our equity securities as consideration for acquisitions, provided those equity securities are subject to the lock-up restrictions described above. The lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Merrill Lynch has informed us that while it does not currently expect to release the entities or persons bound by the lock-up arrangements, including affiliates, prior to the end of the lock-up period, it retains the right to do so at any time without notice at its sole discretion.

Listing on the Nasdaq Global Market

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “          .”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. In addition, JPMorgan Chase Bank, N.A., an affiliate of JP Morgan Securities Inc., is a lender under our revolving line of credit agreement and various term notes. We intend to use the net proceeds of this offering to repay indebtedness outstanding under our revolving line of credit and the term notes.

VALIDITY OF THE SECURITIES

The validity of the common stock offered hereby will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements of Superior Offshore International, L.L.C. as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The balance sheet of Superior Offshore International, Inc. as of August 4, 2006 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Statistical information regarding offshore drilling and completion spending included in this prospectus has been derived from information compiled and classified by Spears & Associates, Inc. Statistical information regarding subsea construction data included in this prospectus has been derived from information compiled and classified by Quest Offshore Resources, Inc. Statistical information regarding deepwater spending included in this prospectus has been derived from information compiled and classified by Douglas-Westwood, Ltd.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus, we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as the “registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following this offering, we will be required to file current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the public reference facility that the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material also may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

GLOSSARY

Defined below are certain terms helpful to understanding the services rendered and equipment utilized in the subsea construction and commercial diving industry:

•	Dive support vessel: Specially equipped vessel that performs services and acts as an operational base for divers, ROVs and specialized equipment.

•	Drydock: The process of docking a vessel so that it is fully supported out of the water for the purposes of regulatory certification, inspection, maintenance and repair. Drydocking allows full access to the vessel hull.

•	Dynamic positioning (DP): Computer-directed thruster systems that use satellite-based positioning and other positioning technologies to ensure the proper counteraction to wind, current and wave forces, enabling the vessel to maintain its position with respect to the ocean floor without the use of anchors. Two DP systems (DP II) provide redundant capability that allows the vessel to continue to operate if a single fault occurs in one of the two computer systems.

•	Four-point vessel: A vessel with a mooring system that uses four anchors, which are spooled out to the sea floor by deck-mounted anchor winches, to position the vessel over a work site in open waters. A four-point or DP vessel is required for subsea construction and commercial diving operations in water depths exceeding 220 feet.

•	Outer continental shelf of the Gulf of Mexico: The area in the Gulf of Mexico extending from the U.S. shoreline to water depths up to 1,000 feet.

•	Hyperbaric rescue chamber: An additional chamber, connected to the saturation diving system, that acts as a floating pressurized lifeboat in the event of a vessel emergency.

•	Moon pool: An opening in the center of a vessel through which a saturation diving system or ROV may be deployed, allowing safer deployment in adverse weather conditions.

•	Multi-chamber saturation diving system: A saturation diving system that includes additional chambers that allow some divers to stay at a different pressure level than other divers within the system, enabling the divers to work simultaneously at different depths.

•	Portable saturation diving system: Saturation diving system that is transportable to various offshore locations. These systems are typically deployed on barges, drilling rigs and third-party vessels that do not consistently require deep diving support.

•	Remotely operated vehicle (ROV): Robotic vehicles used to complement, support and increase the efficiency of diving and subsea operations and for tasks beyond the capability of manned diving operations, such as subsea construction in water depths greater than 1,000 feet.

•	Saturation diving (SAT): Provides for efficient subsea operations in water depths between 200 and 1,000 feet. Divers stay under pressure in a vessel-mounted chamber and are transported to the appropriate depth in a diving bell. One-time decompression is conducted after completion of the job or a 30-day period, whichever is shorter.

•	Surface diving: Diving operations conducted in shallower waters, typically limited to depths of approximately 300 feet. Diving operations in water depths up to 170 feet employ compressed air diving, while operations in water depths between 170 and 300 feet employ mixed gas diving, a technique in which inert nitrogen in air is replaced with helium, which allows for longer bottom times at greater depths and eliminates the narcotic effect of nitrogen under pressure. At greater depths, bottom times become limited and decompression times increase significantly. Compressed air or mixed gas and communications are supplied to the diver through a dive umbilical, tethered to the surface. Based on factors of depth and time, divers must decompress after each dive.

Report of Independent Registered Public Accounting Firm

Sole Member
Superior Offshore International, L.L.C.

We have audited the accompanying balance sheets of Superior Offshore International, L.L.C. (the Company) as of December 31, 2004 and 2005, and the related statements of operations, member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the Company plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New Orleans, Louisiana
August 11, 2006

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Balance Sheets
December 31, 2004 and 2005

	2004	2005

Assets
Current assets:
Cash and cash equivalents	$524,950	$3,382,032
Accounts receivable, net of allowance for doubtful accounts of $70,225 and $544,835, respectively	6,952,156	25,218,089
Unbilled receivables	323,331	1,616,472
Inventory	454,515	590,112
Prepaid expenses	361,108	740,057
Deferred tax assets	—	101,293
Other current assets	35,238	176,882

Total current assets	8,651,298	31,824,937

Property and equipment, at cost:	5,615,215	19,995,886
Less accumulated depreciation	(1,929,594)	(3,186,451)

Net property and equipment	3,685,621	16,809,435
Other assets	378,635	549,633

Total assets	$12,715,554	$49,184,005

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$4,018,513	$13,466,576
Accrued expenses	1,596,144	3,954,087
Line of credit	1,250,000	—
Notes payable, current portion	798,273	1,548,030
Income taxes payable	274,504	2,842,933
Deferred income taxes	31,748	—

Total current liabilities	7,969,182	21,811,626
Notes payable, net of current portion	2,242,152	6,601,057
Line of credit	—	2,527,000
Deferred income taxes	352,538	2,175,265
Other liabilities	110,794	56,956

Total liabilities	10,674,666	33,171,904

Commitments and contingencies
Member’s equity:
Member’s equity	105,064	105,064
Retained earnings	1,935,824	15,907,037

Total member’s equity	2,040,888	16,012,101

Total liabilities and member’s equity	$12,715,554	$49,184,005

See accompanying notes to financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Statements of Operations
Years ended December 31, 2003, 2004, and 2005

	2003	2004	2005

Revenues
Diving services, net	$9,803,552	$22,551,265	$78,528,077
Fabrication	895,147	979,759	3,716,644
Other	35,764	242,374	128,551

	10,734,463	23,773,398	82,373,272
Costs of revenues (excluding depreciation and amortization)	7,460,448	14,625,315	41,262,008

	3,274,015	9,148,083	41,111,264
Operating expenses
Selling, general and administrative	2,884,503	3,559,673	13,625,371
Depreciation and amortization	414,432	711,525	1,497,491
Insurance	486,138	1,543,583	3,633,998
Bad debt expense	—	461,940	702,266

Income (loss) from operations	(511,058)	2,871,362	21,652,138
Interest expense, net	308,044	239,442	667,810

Income (loss) before income taxes	(819,102)	2,631,920	20,984,328
Provision (benefit) for income taxes	(248,063)	904,874	7,008,115

Net income (loss)	$(571,039)	$1,727,046	$13,976,213

See accompanying notes to financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Statements of Member’s Equity
Years ended December 31, 2003, 2004, and 2005

	Member’s equity	Retained earnings	Total

Balance, January 1, 2003	$105,064	$779,817	$884,881
Net loss	—	(571,039)	(571,039)

Balance, December 31, 2003	105,064	208,778	313,842
Net income	—	1,727,046	1,727,046

Balance, December 31, 2004	$105,064	$1,935,824	$2,040,888
Net income	—	13,976,213	13,976,213
Dividend	—	(5,000)	(5,000)

Balance, December 31, 2005	$105,064	$15,907,037	$16,012,101

See accompanying notes to financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Statements of Cash Flows
Years ended December 31, 2003, 2004, and 2005

	2003	2004	2005

Cash provided by operating activities:
Net income (loss)	$(571,039)	$1,727,046	$13,976,213
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	414,432	711,525	1,497,491
Provision for bad debts	—	461,940	702,266
Deferred income taxes	(40,135)	422,441	1,689,686
Changes in operating assets and liabilities:
Accounts and unbilled receivables	151,038	(5,619,719)	(20,261,340)
Inventory	(32,538)	(421,977)	(135,597)
Prepaid expenses	(122,526)	(157,188)	(378,949)
Other assets	(4,357)	(291,845)	(334,660)
Accounts payable and accrued expenses	463,374	3,188,815	11,806,006
Income tax payable	(252,661)	488,486	2,568,429
Other liabilities	46,310	64,485	(53,838)

Net cash provided by operating activities	51,898	574,009	11,075,707

Cash flows used in investing activities:
Purchase of property and equipment	(3,282,477)	(199,793)	(14,489,787)

Net cash used in investing activities	(3,282,477)	(199,793)	(14,489,787)

Cash flows provided by financing activities:
Payments on notes payable	(1,286,615)	(574,746)	(4,683,249)
Proceeds from notes payable	3,329,282	482,314	9,791,911
Draws on line of credit, net	1,000,000	250,000	1,277,000
Debt issuance cost	—	—	(109,500)
Dividend paid	—	—	(5,000)
Borrowings from related party	(24,936)	(26,897)	—

Net cash provided by financing activities	3,017,731	130,671	6,271,162

Increase (decrease) in cash and cash equivalents	(212,848)	504,887	2,857,082
Cash and cash equivalents, beginning of year	232,911	20,063	524,950

Cash and cash equivalents, end of year	$20,063	$524,950	$3,382,032

Supplemental cash flow disclosures
Cash paid for income taxes	$—	$—	$2,750,000
Cash paid for interest	288,942	252,636	627,695

Supplemental financing and investing cash flow disclosures

In 2005, the Company financed the purchase of diving vessels for $8,414,400 and a vehicle for $40,761.

See accompanying notes to financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements
December 31, 2005 and 2004

(1)	Organization and Basis of Presentation

Superior Offshore International, L.L.C. was organized as a limited liability company on August 25, 2005. On December 5, 2005, Superior Diving Company, Inc. merged with and into Superior Offshore International, L.L.C., with Superior Offshore International, L.L.C. as the surviving entity. The sole member of Superior Offshore International, L.L.C. was the sole shareholder of Superior Diving Company, Inc.

In addition, on December 5, 2005, Superior Offshore Services, Inc. merged with and into Superior Offshore International, L.L.C. with Superior Offshore International, L.L.C. as the surviving entity. The sole member of Superior Offshore International, L.L.C. was the sole shareholder of Superior Offshore Services, Inc.

The financial statements have been adjusted to reflect the merger of the companies as if they were merged at the beginning of the earliest year presented in accordance with U.S. generally accepted accounting principles relates to transfers between companies under common control.

The Company generates revenues primarily by providing subsea construction and commercial diving services to the crude oil and natural gas exploration and production and gathering and transmission industries operating on the outer continental shelf of the Gulf of Mexico. The Company’s customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating in that region.

(2)	Summary of Significant Accounting Policies and Practices

(a) Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and money market accounts.

(c) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of write offs and allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts receivable based on historical experience and any specific customer collection issues that have been identified. Uncollectible accounts receivable are written off against the allowance for doubtful accounts when the Company has determined the balance will not be collected.

(d) Inventory

Inventory, which consists primarily of buoy manufacturing components, is valued at the lower of cost or market value. Inventory cost is determined principally on the specific identification or average cost method. Market value is calculated as either replacement cost or net realizable value.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

(e) Derivative Instruments and Hedging Activities

The Company utilizes derivative instruments such as interest rate swaps for purposes of hedging its exposure to changing interest rates. Statement of Financial Accounting Standards (“SFAS”) SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”), requires that all derivative instruments subject to the requirements of the statement be measured at fair value and recognized as assets or liabilities on the balance sheet. Upon entering into a derivative contract, the Company may designate the derivative as either a fair value hedge or a cash flow hedge, or decide that the contract is not a hedge, and thenceforth mark the contract to market through earnings. The Company documents the relationship between the derivative instrument designated as a hedge and the hedged items, as well as its objective for risk management and strategy for use of the hedging instrument to manage the risk. Derivative instruments designated as fair value or cash flow hedges are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Company assesses at inception, and on an ongoing basis, whether a derivative instrument used as a hedge is highly effective in offsetting changes in the fair value or cash flows of the hedged item. A derivative that is not a highly effective hedge does not qualify for hedge accounting. Changes in the fair value of a qualifying fair value hedge are recorded in earnings along with the gain or loss on the hedged item. Changes in the fair value of a qualifying cash flow hedge are recorded in other comprehensive income, until earnings are affected by the cash flows of the hedged item. When the cash flow of the hedged item is recognized in the statement of operations, the fair value of the associated cash flow hedge is reclassified from other comprehensive income into earnings.

Ineffective portions of a cash flow hedging derivative’s change in fair value are recognized currently in earnings as other income (expense). If a derivative instrument no longer qualifies as a cash flow hedge, hedge accounting is discontinued and the gain or loss that was recorded in other comprehensive income is recognized over the period anticipated in the original hedge transaction.

The Company entered into an interest rate swap agreement on April 12, 2005 that matures in April 2010. The interest rate swap converts $5,971,429 of variable rate debt to 7.25% fixed rate debt. The derivative was not designated as a hedge. The fair market value at December 31, 2005 was $(56,956) and is reflected in other liabilities on the balance sheet and interest expense on the statement of operations. The cash flow effects of the swap agreement are included in interest expense in the statement of operations.

(f) Property and Equipment

Property and equipment are carried at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The following is the estimated useful lives in years by major classifications of property and equipment:

Years

Land	—
Furniture and fixtures	7
Machinery and equipment	5 – 10
Diving vessels and equipment	5 – 10
Automobiles, trucks, and trailers	5
Leasehold improvements	7 – 39
Buildings	39

Depreciation expense was $414,432, $626,365, and $1,365,973 for the years ended December 31, 2003, 2004, and 2005, respectively.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

(g) Interest Capitalization

Interest cost for the construction of long-term assets is capitalized and amortized over the estimated useful lives of the related assets. Interest capitalized for the year ended December 31, 2005 was $25,274. There was no interest capitalized in 2003 and 2004.

(h) Deferred Drydock Charges

The Company’s vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock. In addition, routine repairs and maintenance are performed on the Company’s vessels and, at times, major replacements and improvements are undertaken with respect to certain vessels. The Company expenses routine repairs and maintenance as they are incurred. The Company defers and amortizes recertification costs over the length of time in which the recertification is expected to last, which is generally 30 months. Major replacements and improvements, which extend the vessel’s useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining useful life. Inherent in this process are the estimates the Company makes regarding the specific cost incurred and the period that the incurred cost will benefit.

The Company accounts for regulatory (U.S. Coast Guard and American Bureau of Shipping), related drydock inspection and certification expenditures by capitalizing the related costs and amortizing them over the 30-month period between regulatory mandated drydock inspections and certification. As of December 31, 2004 and 2005, capitalized deferred drydock charges (included in other assets) totaled $255,506 and $475,373, respectively. During the years ended December 31, 2004 and 2005, drydock amortization expense was $85,160 and $131,518, respectively. There were no drydock charges in 2003.

(i) Impairment of Long-Lived Assets

For long-lived assets to be held and used, excluding goodwill, the Company bases its evaluation of recoverability on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. The Company’s vessels are assessed on a vessel-by-vessel basis. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on management’s estimate of discounted cash flows. There were no such impairments during 2003, 2004, and 2005.

(j)	Revenues and Expense Recognition

Revenues are derived from contracts that are typically of short duration and contain either provisions for specific time, material, and equipment charges, or lump-sum turnkey provisions, which are billed in accordance with the terms of such contracts. The Company recognizes revenue as it is earned at estimated collectible amounts. Revenues generated from specific time, materials, and equipment contracts are generally earned on a dayrate basis and recognized as amounts are earned in accordance with contract terms. In connection with these customer contracts, the Company may receive revenues for mobilization of equipment and personnel, which are deferred and recognized over the period in which contracted services are performed using the straight-line method. Incremental costs incurred directly for mobilization of equipment and personnel to the contracted site are also deferred and recognized over the life of the contract term using the straight-line method.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

Revenue on significant turnkey contracts is recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In determining whether a contract should be accounted for using the percentage-of-completion method, the Company considers whether:

•	the customer provides specifications for subsea construction projects or for the provision of related services;

•	the Company can reasonably estimate its progress towards completion and its costs;

•	the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;

•	the customer can be expected to satisfy its obligations under the contract; and

•	the Company can be expected to perform its contractual obligations.

Under the percentage-of-completion method, the Company recognizes estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling, and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of the Company’s control, may also affect the progress and estimated cost of a project’s completion and, therefore, the timing of income and revenue recognition. The Company had no turnkey contracts under percentage of completion as of December 31, 2003, 2004 or 2005.

Unbilled receivables represent revenues attributable to work completed prior to period end that has not yet been invoiced. All amounts included in unbilled receivables as of December 31, 2005 are expected to be billed and collected within one year.

(k)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

In December 2004, the FASB issued FASB Staff Position No. 109-1, Application of FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (“FSP 109-1”), which provides guidance on the recently enacted American Jobs Creation Act of 2004 (the “Jobs Creation Act”). The Jobs Creation Act provides a tax deduction for income from qualified domestic production activities. FSP 109-1 provides for the treatment of the deduction as a special deduction as described in SFAS No. 109. As such, the deduction will have no effect on existing deferred tax assets and liabilities. The impact of the deduction is to be reported in the period in which the deduction is claimed on the Company’s tax return. FSP 109-1 did not have a significant impact on the Company’s financial statements.

(l)	Advertising Costs

Advertising costs are charged to operations in the period incurred. Advertising costs totaled $25,696, $22,162, and $703,982 for the years ended December 31, 2003, 2004, and 2005, respectively.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

(m)	Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R Share Based Payments, revised (“SFAS 123R”), which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. The Company adopted SFAS 123R on January 1, 2006. Under SFAS 123R, the Company will use the Black-Scholes fair value model for valuing share-based payments and will recognize compensation cost on a straight-line basis over the respective vesting period. The Company selected the modified-prospective method of adoption, which requires that compensation expense be recorded for all unvested stock options and restricted stock beginning in 2006 as the requisite service is rendered. In addition to the compensation cost recognition requirements, SFAS 123R also requires the tax deduction benefits for an award in excess of recognized compensation cost be reported as a financing cash flow rather than as an operating cash flow, which was required under SFAS No. 95, Statement of Cash Flows. The Company has not historically granted stock options or restricted stock to its employees. However, the Company expects to grant stock options and restricted stock to its directors and certain employees prior to the completion of this offering. Accordingly, the Company will begin recording a significant amount of compensation expense for unvested stock options and restricted stock beginning in the third quarter of 2006.

In December 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS 151”), which clarifies the accounting or abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS 151, such items will be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of SFAS 151 will not have a significant effect on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets (“SFAS 153”), which eliminates an exception in APB 29 for recognizing nonmonetary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. SFAS 153 will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of SFAS 153 will not have a significant effect on the Company’s financial statements.

In March 2005, the FASB issued FASB Interpretation No 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”) which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on the Company’s financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. SFAS 154 will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

In September 2005, the EITF issued EITF Issue No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty (“EITF 04-13”). EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the Company’s financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Tax Uncertainties (“FIN 48”). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006, with early application permitted if no interim financial statements have been issued. The application of FIN 48 is not expected to have a significant impact on the Company’s financial statements.

(3)	Property and Equipment

Property and equipment at December 31, 2004 and 2005 is summarized as follows:

	2004	2005

Land	$174,068	$174,068
Furniture and fixtures	64,782	760,383
Machinery and equipment	1,444,273	3,763,156
Diving vessels and equipment	3,493,166	11,748,610
Automobiles, trucks, and trailers	209,520	295,437
Leasehold improvements	66,615	278,500
Buildings	162,791	400,732
Construction in progress	—	2,575,000

	$5,615,215	$19,995,886

Included in construction in progress at December 31, 2005 are the Gulf Diver IV, which the Company expects to place in service during the fourth quarter of 2006, and the Gulf Diver V, which the Company placed in service during the second quarter of 2006. The Company acquired these vessels during the fourth quarter of 2005.

(4)	Lines of Credit

The Company entered into a line of credit agreement dated April 12, 2005, as amended, with JPMorgan Chase Bank, N.A. that provides for borrowings up to $5,500,000. Advances bear interest at .50% above the prime rate of JPMorgan Chase Bank, N.A. The line of credit is guaranteed by a security interest in substantially all of the Company’s assets and is guaranteed by the sole member. Borrowings outstanding at December 31, 2005 totaled $2,527,000. On April 12, 2006 total borrowings available under the line of credit were increased to $8,000,000. On July 29, 2006, the maturity date of the line of credit was extended through June 30, 2007.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

(5)	Notes payable

Notes payable of the Company consisted of the following:

	2004	2005

Note payable to bank due in monthly installments of principal of $78,571 plus interest through April 2010, with a final balloon payment of $1,964,286 due on April 12, 2010, interest at JPMorgan’s prime rate plus .50% per annum (7.75% at December 31, 2005)	$—	5,971,429
Non-revolving line of credit with a maximum aggregate principal of $2,250,000	—	1,814,400
Note payable to bank due in monthly installments of principal and interest of $1,688 through September 2006 with a final payment of $172,919 due on September 15, 2006, interest at 6.10% per annum	188,692	177,666
Note payable to bank due in monthly installments of principal and interest of $49,404 through January 2009, interest at JPMorgan’s prime rate plus 1% (6.25% at December 31, 2004)	2,660,218	—
Other notes payable	191,515	185,592

	3,040,425	8,149,087
Less principal due within one year	(798,273)	(1,548,030)

Total long-term notes payable	$2,242,152	6,601,057

The non-revolving line of credit has a draw expiration of June 15, 2006. Monthly principal payments of $30,240 plus interest are to commence July 28, 2006. The notes accrue interest at JPMorgan’s prime rate plus .50% per annum (7.75% at December 31, 2005).

Notes payable are collateralized by substantially all of the Company’s assets and are guaranteed by the sole member of the Company.

The debt facilities contain financial covenants including (i) a maximum capital expenditures limit, (ii) a minimum fixed charge coverage ratio and (iii) a maximum leverage ratio limit. Compliance with these financial covenants is measured quarterly. All of the financial covenants are measured with results from the most recent 12-month period then ended. As of December 31, 2005, the Company was in compliance with all of the financial covenants of the senior credit facility, except the maximum capital expenditures limit. The Company received a waiver from the bank regarding the capital expenditures limit. On July 29, 2006, the Company amended the agreement with the bank to increase the capital expenditures limit.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2005 are: $1,548,030 in 2006, $1,305,732 in 2007, $1,305,732 in 2008, $1,305,732 in 2009, $2,562,901 in 2010 and $120,960 thereafter.

On December 28, 2005, the Company entered into three new note agreements which were unfunded at December 31, 2005. The notes provide interim financing for equipment upgrades, housing, and purchase of a vessel. The Company intends to draw the funds as needed until the transactions are completed, which is

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

estimated to be before December 31, 2006. The note agreements provide that the permanent financing terms will be as follows:

Note amount	Maturity Date	Interest Rate	Collateral

$3,600,000	June 28, 2011	Bank’s prime rate plus .50%	Saturation diving system, life insurance policy on sole member
$1,800,000	June 28, 2011	Bank’s prime rate plus .50%	Marine vessel
$550,000	December 28, 2006	Bank’s prime rate plus .50%	Collateral mortgage note on residences purchased.

(6)	Income Taxes

The components of the income tax provision are as follows:

	2003	2004	2005

Current tax expense:
State	$—	$3,832	$40,735
Federal	(207,928)	478,601	5,277,694
Deferred tax expense:
State	1,920	2,442	19,051
Federal	(42,055)	419,999	1,670,635

	$(248,063)	$904,874	$7,008,115

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) as of December 31, 2004 and 2005 are as follows:

	2004	2005

Deferred tax assets:
Net operating loss carryforwards	$3,695	$—
Allowance for bad debts	24,860	192,871

	28,555	192,871
Deferred tax liabilities:
Property and equipment	(352,538)	(1,467,265)
Capital construction fund	—	(708,000)
Deferred cost	(60,303)	(91,578)

Total deferred tax liabilities	(412,841)	(2,266,843)

Net deferred tax assets (liabilities)	$(384,286)	$(2,073,972)

Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

Differences in income tax expense (benefit) and the amounts of income tax expense (benefit) that would result from applying domestic federal statutory rates to pretax income are as follows:

	2003	2004	2005

Tax expense (benefit), as expected	$(286,686)	$921,172	$7,344,515
State taxes	1,248	4,077	38,861
Worker retention tax credit	—	—	(430,500)
Other	37,375	(20,375)	55,239

Actual tax expense (benefit)	$(248,063)	$904,874	$7,008,115

(7)	Commitment and Contingencies

(a)	Leases

The Company has operating lease commitments is obligated under several operating leases for office facilities, office equipment and other property that expire at various dates through June 2010, with various minimum monthly payments. Rent expense for these leases amounted to $116,395 $137,370, and $342,612 for the years ended December 31, 2003, 2004, and 2005 respectively.

At December 31, 2005, future minimum lease payments under the terms of the operating leases of the Company for the years ending December 31, 2006 through 2010 are as follows:

2006	$445,127
2007	365,838
2008	124,582
2009	77,976
2010	38,640

(b)	Litigation

The Company has certain contingent liabilities resulting from litigation, claims and disputes arising in the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial condition or results of operations of the Company. The Company believes that all claims pending against the Company are insured claims.

(c)	Insurance

The Company carries hull insurance which provides coverage for physical damage to an agreed amount on for each vessel, with a deductible of $10,000 per occurrence. The Company also carries Protection and Indemnity insurance, which covers liabilities arising from the operation of the vessel, and General Liability insurance, which covers liabilities arising from construction operations. The deductibles for the Protection and Indemnity and General Liability insurance are $25,000 per occurrence. Onshore employees are covered by Workers’ Compensation. Offshore employees, including diver and tenders and marine crews, are covered by a Maritime Employers Liability insurance policy, which covers Jones Act exposures and includes a deductible of $25,000 per occurrence. In addition to the liability policies named above, the Company carries various layers of Umbrella liability for a total limit of $100,000,000 in excess of primary limits. The Company incurs workers’ compensation and other insurance claims in the normal course of business, which management believes are covered by insurance.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

(d)	Purchase Commitments

Prior to December 31, 2005, the Company agreed to purchase a diving vessel and diving equipment for approximately $1,800,000 and $45,947, respectively. As a part of these agreements, the Company was required to pay deposits totaling $145,947, which are included in long-term assets.

(e)	Charters

The Company was not party to any charter arrangements whose terms exceeded 180 days.

(8)	Major Customers

The Company derived a substantial portion of its revenues from two customers that accounted for approximately 20% and 11% of total revenues for the year ended December 31, 2005. The Company derived a substantial portion of its revenues from two customers that accounted for approximately 26% and 15% of total revenues for the year ended December 31, 2004. The Company derived a substantial portion of its revenues from two customers that accounted for approximately 19% and 11% of total revenues for the year ended December 31, 2003.

At December 31, 2005 a significant portion of the Company’s accounts receivable related to three major customers which accounted for 59% of the total accounts receivable. Accounts receivable related to these customers totaled $14,770,576 at December 31, 2005.

(9)	Related Party Transactions

The Company has made advances to members of management in the amount of $26,000 and to a family member of the sole member in the amount of $15,000, which are included in other assets.

The company leases two parcels of land on a month-to-month basis from the sole member. Rent expense under this agreement amounted to $11,933, $21,252 and $20,357 for the years ended December 31, 2003, 2004, and 2005, respectively.

In connection with the relocation of the Company’s main office to Lafayette, Louisiana following Hurricane Katrina, the Company acquired four homes for use by certain of its employees. Rental income with respect to these properties was collected beginning in January 2006.

(10)	Contributions to Employee Benefit Plan

The Company sponsors a contributory 401(k) Plan in which salaried employees become eligible after completing one year of service and attaining age 21. The plan allows participants to contribute up to the Internal Revenue Service limit of $14,000 for 2005 (plus an additional amount not to exceed $4,000 for employees over the age of 50), with the Company making safe harbor contributions as needed and possible discretionary contributions. Plan expense for the years ended December 31, 2003, 2004, and 2005 was $34,760, $96,554 and $113,766, respectively.

(11)	Fair Value of Financial Instruments

SFAS No. 107, Disclosure About Fair Values of Financial Instruments, requires disclosures of an estimate of fair value of certain financial instruments. The Company’s significant financial instruments are cash, accounts receivable, accounts payable, accrued expenses, and notes payable. For all financial instruments, carrying values approximate fair value.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Financial Statements — (Continued)

(12)	Hurricane Katrina

On August 29, 2005, Hurricane Katrina struck the Greater New Orleans region, including the Company’s main office in Belle Chasse, Louisiana. The Company did not experience any significant disruption in its operations from the disaster. The Company subsequently moved its main office to Lafayette, Louisiana effective December 1, 2005.

(13)	Allowance for Doubtful Accounts

The Company’s allowance for doubtful accounts as of December 31, 2003, 2004 and 2005 is as follows:

	Year Ended
	December 31,
	2003	2004	2005

Beginning balance	$26,366	$13,076	$70,225
Additions	—	461,940	702,266
Deductions	(13,290)	(404,791)	(227,656)

Ending balance	$13,076	$70,225	$544,835

(14)	Subsequent Events

On January 24, 2006, the Company purchased the Gulf Diver VI for $1,800,000.

The Company entered into a contract for charter hire of the Gulmar Falcon on January 31, 2006. The charter contract expires after 730 days with two extensions of 180 days each. The contract rate for the charter hire is $36,900 per day. The contract requires the Company to arrange for an Irrevocable Payment Bank Guarantee in the amount of $4,657,900. On April 6, 2006, the Company took delivery of the Gulmar Falcon under the above charter agreement.

On February 7, 2006, JPMorgan Chase Bank established its Irrevocable Standby Letter of Credit in the Company’s favor in the amount of $4,657,900. The Irrevocable Standby Letter of Credit expires on May 20, 2008.

As of February 7, 2006, the Company had deposited $2,000,000 into a restricted cash account related to the irrevocable Standby Letter of Credit. An additional $500,000 is to be deposited each month beginning in May 2006 until the total $4,657,900 is deposited.

On July 10, 2006, the Company entered into a letter of intent to purchase a vessel. Pursuant to such letter of intent the Company has paid a deposit of €2,000,000 (or approximately $2,500,000) on July 28, 2006 and is in the process of negotiating the terms of a definitive agreement.

On February 10, 2006, the Company entered into a contract for charter hire of the Odyssea Voyager. The contract expires on February 7, 2007. The contract rate for the charter hire is $15,000 per day.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Condensed Balance Sheets

	December 31,	March 31,
	2005	2006
		(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$3,382,032	1,303,749
Restricted cash	—	2,010,904
Accounts receivable, net of allowance for doubtful accounts of $544,835 and $681,492, respectively	25,218,089	24,463,341
Unbilled receivable	1,616,472	13,789,162
Inventory	590,112	609,498
Prepaid expenses	740,057	170,681
Deferred tax assets	101,293	101,293
Other current assets	176,882	66,655

Total current assets	31,824,937	42,515,283

Property and equipment, at cost:	19,995,886	27,816,989
Less accumulated depreciation	(3,186,451)	(3,870,297)

Net property and equipment	16,809,435	23,946,692
Other assets	549,633	393,625

Total assets	$49,184,005	66,855,600

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$13,466,576	17,796,543
Accrued expense	3,954,087	2,697,254
Notes payable, current portion	1,548,030	2,266,813
Income taxes payable	2,842,933	4,809,748

Total current liabilities	21,811,626	27,570,358
Notes payable, net of current portion	6,601,057	8,692,357
Line of credit	2,527,000	374,768
Deferred income taxes	2,175,265	2,175,265
Other liabilities	56,956	113,809

Total liabilities	33,171,904	38,926,557

Commitments and contingencies
Member’s equity:
Member’s equity	105,064	105,064
Retained earnings	15,907,037	27,823,979

Total member’s equity	16,012,101	27,929,043

Total liabilities and member’s equity	$49,184,005	66,855,600

See accompanying notes to condensed unaudited interim financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Condensed Unaudited Statements of Operations
Three Months Ended March 31, 2005 and 2006

	2005	2006

Revenues	$8,453,060	$49,371,670
Costs of revenues (excluding depreciation and amortization)	5,565,468	23,885,166

	2,887,592	25,486,504
Operating expenses
Selling, general and administrative	1,572,047	5,018,299
Depreciation and amortization	199,545	731,383
Insurance	281,998	900,519
Bad debt expense	37,221	167,393

Income from operations	796,781	18,668,910
Interest expense, net	63,931	335,153

Income before income taxes	732,850	18,333,757
Provision for income taxes	256,498	6,416,815

Net income	$476,352	$11,916,942

See accompanying notes to condensed unaudited interim financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Condensed Unaudited Statements of Cash Flows
Three Months Ended March 31, 2005 and 2006

	2005	2006

Cash provided by operating activities:
Net income	$476,352	$11,916,942
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	199,545	731,383
Provision for bad debts	37,221	167,393
Changes in operating assets and liabilities:
Accounts and unbilled receivable	3,193,348	(11,585,335)
Inventory	—	(19,386)
Prepaid expenses	124,305	569,376
Other assets	(134,029)	218,697
Accounts payable and accrued expenses	(1,644,029)	3,073,134
Income taxes payable	675,125	1,966,815
Other liabilities	(229,055)	56,853

Net cash provided by operating activities	2,698,783	7,095,872

Cash flows used in investing activities:
Purchase of property and equipment	(1,419,431)	(7,821,102)
Deposit to restricted cash	—	(2,010,904)

Net cash used in investing activities	(1,419,431)	(9,832,006)

Cash flows provided by financing activities:
Proceeds on notes payable	39,307	3,233,744
Principal payments on notes payable	(225,638)	(423,661)
Draws (payments) on line of credit, net	(250,000)	(2,152,232)

Net cash provided by (used in) financing activities	(436,331)	657,851

Increase (decrease) in cash and cash equivalents	843,021	(2,078,283)
Cash and cash equivalents, beginning of period	524,950	3,382,032

Cash and cash equivalents, end of period	$1,367,971	$1,303,749

Supplemental cash flow disclosures
Cash paid for interest	$54,299	$288,403

See accompanying notes to condensed unaudited interim financial statements.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Condensed Unaudited Interim Financial Statements
March 31, 2005 and 2006

(1)	Organization and Basis of Presentation

Superior Offshore International, L.L.C. was organized as a limited liability company on August 25, 2005. On December 5, 2005, Superior Diving Company, Inc. merged with and into Superior Offshore International, L.L.C., with Superior Offshore International, L.L.C. as the surviving entity. The sole member of Superior Offshore International, L.L.C. was the sole shareholder of Superior Diving Company, Inc.

In addition, on December 5, 2005, Superior Offshore Services, Inc. merged with and into Superior Offshore International, L.L.C. with Superior Offshore International, L.L.C. as the surviving entity. The sole member of Superior Offshore International, L.L.C. was the sole shareholder of Superior Offshore Services, Inc.

The financial statements have been adjusted to reflect the merger of the companies as if they were merged at the beginning of the earliest year presented in accordance with U.S. generally accepted accounting principles relates to transfers between companies under common control.

The Company generates revenues primarily by providing subsea construction and commercial diving services to the crude oil and natural gas exploration, production, gathering and transmission industries operating on the outer continental shelf of the Gulf of Mexico. The Company’s customers include most of the top 20 crude oil and natural gas producers and most of the top 20 gathering and transmission companies operating in that region.

The condensed interim consolidated financial statements are unaudited and have been prepared pursuant to instruction for quarterly reporting required to be filed with the Securities and Exchange Commission (“SEC”) and do not include all information and footnotes normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles.

The accompanying condensed financial statements have been prepared by the Company and, in the opinion of management, include all adjustments (consisting of normal recurring accruals and adjustments necessary for adoption of new accounting standards) necessary to present fairly the result of the interim period shown. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such SEC rules and regulations. Management believes that the disclosures made are adequate to make the information presented not misleading. Due to seasonality and other factors, the results for the interim periods are not necessarily indicative of results for the full year.

(2)	Property and Equipment

Property and equipment at December 31, 2005 and March 31, 2006 is summarized as follows:

	2005	2006

Land	$174,068	174,068
Furniture and fixtures	760,383	774,600
Machinery and equipment	3,763,156	3,857,932
Diving vessels and equipment	11,748,610	12,170,186
Automobiles, trucks, and trailers	295,437	422,071
Leasehold improvements	278,500	310,556
Buildings	400,732	1,000,432
Construction in progress	2,575,000	9,107,144

	$19,995,886	27,816,989

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Condensed Unaudited Interim Financial Statements — (Continued)

During the period ended March 31, 2006, the Company acquired the Gulf Diver VI for $1,800,000, which is included in construction in progress as the Company is making upgrades and refurbishments to the vessel. The Company expects to place this vessel in service during the third quarter of 2006. Also included in construction in progress while the Company makes upgrades and refurbishments are the Gulf Diver IV, which the Company expects to place in service during the fourth quarter of 2006, and the Gulf Diver V, which the Company placed in service in the first quarter of 2006.

(3)	Notes Payable

Notes payable consist of the following as of December 31, 2005 and March 31, 2006:

	2005	2006

Note payable to bank due in monthly installments of principal of $78,571 plus interest through April 2010, with a final balloon payment of $1,964,286 due on April 12, 2010, interest at JPMorgan’s prime rate plus .50% per annum (8.25% at March 31, 2006)	$5,971,429	5,735,715
Note payable to bank due in monthly installments of principal of $30,240 plus interest July 2006 through April 2010, with a final balloon payment of $1,964,286 due on June 28, 2011, interest at JPMorgan’s prime rate plus .50% per annum (8.25% at March 31, 2006)	1,814,400	2,250,000
Non-revolving line of credit with a maximum aggregate principal of $1,800,000	—	1,091,250
Non-revolving line of credit with a maximum aggregate principal of $3,600,000	—	1,226,495
Note payable to bank due in monthly installments of principal and interest of $1,688 through September 2006 with a final payment of $172,919 due on September 15, 2006, interest at 6.10% per annum	177,666	175,310
Other Notes payable	185,592	480,400

	8,149,087	10,959,170
Less principal due within one year	(1,548,030)	(2,266,813)

Total long-term notes payable	$6,601,057	8,692,357

The $1,800,000 non-revolving line of credit requires interest only payments through June 2006. Monthly principal payments of $30,000 plus interest are to commence July 2006 and are payable through June 28, 2011.

The $3,600,000 non-revolving line of credit has a draw expiration of December 28, 2006. The note requires interest only payments through beginning July 2006 through December 2006. Monthly principal payments of $60,000 plus interest are to commence January 2007 and are payable through June 28, 2011.

(4)	Commitment and Contingencies

(a)	Charters

On January 31, 2006, the Company entered into a contract for charter hire of the Gulmar Falcon. The contract rate for the charter hire is $36,900 per day. The contract requires the Company to arrange for an Irrevocable Payment Bank Guarantee in the amount of $4,657,900. The Company took delivery of the Gulmar Falcon on April 6, 2006.

On February 10, 2006, the Company entered into a contract for charter hire of the Odyssea Voyager. The contract rate for the charter hire is $15,000 per day.

SUPERIOR OFFSHORE INTERNATIONAL, L.L.C.

Notes to Condensed Unaudited Interim Financial Statements — (Continued)

(b)	Purchase Commitments

On March 21, 2006, the Company entered into a purchase agreement to acquire two cranes for $900,000 each due in various installments through December 2006. The Company was required to deposit $450,000 upon entering into the contract.

On February 23, 2006, the Company entered into a purchase agreement to acquire four winches totaling $1,100,000 due in various installments through August 2006. The Company was required to deposit $275,000 upon entering into the contract.

On January 6, 2006, the Company entered into a purchase agreement to acquire a crane for $3,041,000 due in various installments through December 2006. The Company was required to deposit $304,100 upon entering the contract.

(c)	Restricted Cash

The Company has $2,010,904 as restricted cash required to guarantee a letter of credit securing the Gulmar Falcon charter issued by the Bank in the amount of $4,657,900. The total amount of $4,657,900 is required to be deposited by October 2006.

Report of Independent Registered Public Accounting Firm

The Stockholder
Superior Offshore International, Inc.

We have audited the accompanying balance sheet of Superior Offshore International, Inc. as of August 4, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of August 4, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New Orleans, Louisiana
August 11, 2006

SUPERIOR OFFSHORE INTERNATIONAL, INC.

BALANCE SHEET

August 4, 2006

Asset
Cash	$1,000

Stockholder’s Equity
Common Stock, par value 0.01 per share; 1,000 shares authorized; 1,000 shares issued and outstanding	$10
Additional paid-in capital	990

Total stockholder’s equity	$1,000

See accompanying note to balance sheet.

SUPERIOR OFFSHORE INTERNATIONAL, INC.

NOTE TO BALANCE SHEET

(1)	Nature of Operations

Superior Offshore International, Inc. is a Delaware corporation formed on August 4, 2006 to acquire the business of Superior Offshore International, L.L.C.

Superior Offshore International, Inc. intends to offer common stock pursuant to a public offering.

     Through and including          , 2006 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

           Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

JPMorgan

, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee		$21,400
NASD filing fee		20,500
Nasdaq Global Market entry fee		100,000
Printing expenses		175,000
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer has been successful on the merits or otherwise in defense of any proceeding, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our certificate of incorporation and bylaws authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities. In addition, we have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Item 15.	Recent Sales of Unregistered Securities

We are currently organized as a Louisiana limited liability company named Superior Offshore International, L.L.C., which was formed in December 2005 upon completion of the mergers of Superior Diving Company, Inc. and Superior Offshore Services, Inc. with and into Superior Offshore International, L.L.C. Louis E. Schaefer, Jr., our founder and Chairman of the Board, received membership interests in Superior Offshore International, L.L.C. in exchange for the shares of common stock of Superior Diving Company, Inc. and Superior Offshore Services, Inc. that he owned prior to the mergers. The issuance of membership interests to Mr. Schaefer was exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

In August 2006, Superior Offshore International, Inc. issued 1,000 shares of common stock to Mr. Schaefer in connection with its formation. The issuance of the common stock to Mr. Schaefer was exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Prior to the completion of this offering, Superior Offshore International, L.L.C. will reincorporate in Delaware by merging into Superior Offshore International, Inc., which is a newly formed Delaware corporation that will be the issuer of the shares in this offering. At the time of the Reorganization, each of the outstanding membership interests of Superior Offshore International, L.L.C. will be exchanged for a total of      shares of common stock. The issuance of common stock to our members in the Reorganization will be exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) thereof as the common stock will be exchanged by us with our existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The issuance of common stock also will be exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are filed as part of this Registration Statement.

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Certificate of Incorporation.
3	.2*	Form of Bylaws.
4	.1*	Form of specimen common stock certificate.
4	.2*	Form of Registration Rights Agreement among the Company, Louis E. Schaefer, Jr. and Schaefer Holdings, LP.
5	.1*	Opinion of Bracewell & Giuliani LLP.
10	.1*	Employment Agreement between the Company and Louis E. Schaefer, Jr.
10	.2*	Employment Agreement between the Company and James J. Mermis.
10	.3*	Employment Agreement between the Company and John Guarisco.
10	.4*	Employment Agreement between the Company and R. Joshua Koch, Jr..
10	.5*	2006 Stock Incentive Plan.
10	.6*	Form of Stock Option Agreement.
23.1		Consent of KPMG LLP.
23	.2*	Consent of Bracewell & Giuliani LLP (included in Exhibit 5.1).
23.3		Consent of Spears & Associates, Inc.
23.4		Consent of Quest Offshore Resources, Inc.
23.5		Consent of Douglas-Westwood, Ltd.
24.1		Powers of Attorney (included on the signature page hereto).

* To be filed by amendment.

(b) Financial Statement Schedules.  Financial statement schedules are omitted because they are not required or the required information is shown in our consolidated financial statements or the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or

(4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lafayette, Louisiana on August 11, 2006.

SUPERIOR OFFSHORE INTERNATIONAL, INC.

By:	/s/ James J. Mermis
Name: James J. Mermis

Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that the individuals whose signatures appears below hereby constitute and appoint James J. Mermis and R. Joshua Koch, Jr., and each of them, his or her true and lawful attorney-in-fact and agents, with full and several power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any registration statement for the same offering filed pursuant to Rule 462(b) under the Securities Act and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on August 11, 2006.

Signature	Title

/s/ James J. Mermis James J. Mermis	Chief Executive Officer and Director (Principal Executive Officer)

/s/ John Guarisco John Guarisco	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ Louis E. Schaefer, Jr. Louis E. Schaefer, Jr.	Chairman of the Board

/s/ R. Joshua Koch, Jr. R. Joshua Koch, Jr.	Senior Vice President, General Counsel, Secretary and Director

EXHIBIT INDEX

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Certificate of Incorporation.
3	.2*	Form of Bylaws.
4	.1*	Form of specimen common stock certificate.
4	.2*	Form of Registration Rights Agreement among the Company, Louis E. Schaefer, Jr. and Schaefer Holdings, LP.
5	.1*	Opinion of Bracewell & Giuliani LLP.
10	.1*	Employment Agreement between the Company and Louis E. Schaefer, Jr.
10	.2*	Employment Agreement between the Company and James J. Mermis.
10	.3*	Employment Agreement between the Company and John Guarisco.
10	.4*	Employment Agreement between the Company and R. Joshua Koch, Jr..
10	.5*	2006 Stock Incentive Plan.
10	.6*	Form of Stock Option Agreement.
23.1		Consent of KPMG LLP.
23	.2*	Consent of Bracewell & Giuliani LLP (included in Exhibit 5.1).
23.3		Consent of Spears & Associates, Inc.
23.4		Consent of Quest Offshore Resources, Inc.
23.5		Consent of Douglas-Westwood, Ltd.
24.1		Powers of Attorney (included on the signature page hereto).

*	To be filed by amendment.